

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 20, 2002

Abba David Poliakoff
Gordon Feinblatt Rothman Hoffberger & Hollander, LLC
233 East Redwood Street
Baltimore, MD 21202-3332

Re: First Mariner Bancorp
Incoming letter dated January 11, 2002

Dear Mr. Poliakoff:

This is in response to your letter dated January 11, 2002 concerning the shareholder proposal submitted to First Mariner by John F. Maas. We also have received a letter from the proponent dated January 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John F. Maas
2221 Kaitlyn Court
Princeton Junction
West Windsor, NJ 08550



ABBA DAVID POLIAKOFF
410.576.4067
FAX 410.576.4246
apoliakoff@gfrlaw.com

ATTORNEYS AT LAW
233 EAST REDWOOD STREET
BALTIMORE, MARYLAND
21202-3332
410.576.4000
www.gfrlaw.com

January 11, 2002

VIA HAND DELIVERY AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: First Mariner Bancorp
Shareholder Proposal Submitted by John F. Maas

Ladies and Gentlemen:

On May 1, 2001, John F. Maas submitted a shareholder proposal (the "Proposal"), in which he seeks to have included in the proxy materials (the "2002 Proxy Materials") and submitted to a vote of the stockholders of First Mariner Bancorp (the "Corporation") at the Corporation's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting").

By letter dated May 9, 2001, the Corporation notified Mr. Maas that his Proposal did not comply with the procedural requirements of Rule 14a-8(b)(2) in that he did not include a written statement from the record holder of his shares verifying that he had continuously held his securities for at least one year, nor did he include a written statement that he intended to continue to hold the securities through the date of the meeting of stockholders. The Corporation informed Mr. Mass that it intended to exclude his Proposal from the 2002 Proxy Materials unless these deficiencies were corrected within 14 days.

By letter dated May 9, 2001, Mr. Maas verified that he intended to hold his securities until the 2002 Annual Meeting and attached statements from his brokers providing evidence of his ownership of the Corporation's common stock.

For the reasons set forth below, the Corporation intends to omit the Proposal from it's 2002 Proxy Materials, or in the alternative, omit certain portions of the supporting statement to the Proposal from its 2002 Proxy Materials. On behalf of the Corporation, we respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if the Corporation omits the Proposal, or in the alternative, omits the objectionable portions in the supporting statement.



Exhibits and Copies

Pursuant to Rule 14a-8(j), promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing on behalf of the Corporation are six additional copies of this letter, as well as a receipt copy, and each of the following:

1. Exhibit A - letter dated May 1, 2001 from John F. Maas to the Corporation, attaching his proposal and supporting statement;

2. Exhibit B - letter dated May 9, 2001 from the Corporation notifying Mr. Maas that his proposal does not comply with the procedural requirements of Rule 14a-8(b)(2);

3. Exhibit C - letter dated May 9, 2001 from John F. Maas to the Corporation, providing the information requested in the Corporation's May 9, 2001 letter;

4. Exhibit D – the Corporation's Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2001.

A copy of this letter is also being sent to Mr. Maas as notice of the Corporation's intent to omit the Proposal or, in the alternative, a portion of the supporting statement to the Proposal from the 2002 Proxy Materials.

The Proposal

Mr. John F. Maas, a shareholder of the Corporation, by letters dated May 1, 2001 and May 9, 2001, submitted for inclusion in the 2002 Proxy Materials, a proposal and a statement in support of his proposal. The Proposal recommends that the Board of Directors adopt a policy prohibiting the same individual from holding the positions of both Chairman of the Board and Chief Executive Officer ("CEO"), as is currently held by Edwin F. Hale, Sr., the current Chairman and CEO and the Corporation's largest shareholder, and that the Chairman be an independent, outside director.

The following is the text of the Proposal and the supporting statement as it currently stands:

> RESOLVED: That the stockholders of First Mariner Bancorp (FMB) request that the Board of Directors adopt a policy that, effective at the end of the current Chief Executive Officer's employment agreement, the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the

Chairman be an independent, outside director elected by the directors.

SUPPORTING STATEMENT

The primary purpose of the Board of Directors is to protect shareholders' interest by providing independent oversight of management, including oversight of the CEO. This is particularly important in light of the performance of FMB and the extensive related party transactions between FMB and the current Chairman/CEO. A clear delineation between the role of Chairman and CEO will promote greater management accountability to shareholders at FMB. Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The NASD Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the Board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the Board; setting the agenda with the CEO, and leading the Board in anticipating and responding to crises." Separating the positions of Chairman and CEO will enhance independent Board leadership at FMB. Many institutional investors have found that a strong, objective Board leader can best provide the necessary oversight of management. For example, CalPERS Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "leadership of the Board must embrace independence, and it must ultimately change the way in which directors interact with management.

Academicians' studies indicate that the ideal setup for Boards of Directors is to have a chairman who is independent outside director and not to have a CEO who also serves as chairman. The Harvard Business School so intones in its "Making Corporate Boards More Effective" executive educational course. I therefore submit the foregoing proposal for action at the 2002 annual meeting of the shareholders.

Discussion

We respectfully submit that the Proposal and the supporting statement of the Proposal may be omitted pursuant to Rules 14a-8(i)(3)(4) and (8).





The Proposal should be excluded pursuant to Rule 14a-8(i)(4)

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission stated that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns (Securities Exchange Act Release No. 34-19135, October 14, 1982). The predecessor Rule 14a-8(c)(4) was designed to prevent shareholders from abusing the share owner process to achieve personal ends not necessarily in the common interest of other shareholders. (Securities Exchange Act Release No. 34-20091, August 21, 1983)

The Corporation believes that Mr. Maas' hostility towards Mr. Hale was instigated when Mr. Hale cancelled a proposed meeting with Mr. Maas and refused to meet with him thereafter. Since that time, Mr. Maas has consistently expressed his objection and dissatisfaction with Mr. Hale. This was manifested by his unending attacks, challenges and questions designed to embarrass Mr. Hale, attack his leadership of the Corporation and repeatedly question corporate actions. For example, at the Corporation's 2000 Annual Meeting, Mr. Maas had a lengthy list of accusatory questions directed at Mr. Hale and the decisions of and disclosures by management. Thereafter, in August 2000, Mr. Maas attacked the Corporation's decision to change its independent auditors without seeking shareholder approval (shareholder approval was not required);. he demanded that the Corporation provide him a written explanation of the Corporation's reasons for making its selection of its new auditors.

Then, for the Corporation's 2001 Annual Meeting, Mr. Maas submitted a shareholder proposal to declassify the Corporation's staggered board. In the initial proposal, Mr. Maas made reference to a "conflicts of interest and minimal commitment on the First Mariner board." Mr. Maas subsequently agreed to delete the reference to a "minimal commitment." That proposal was defeated by the shareholders at the 2001 Annual Meeting by an overwhelming shareholder vote. Furthermore, at that meeting, Mr. Maas attempted to ask a series of long questions (seven pages in length) aimed at embarrassing Mr. Hale by demonstrating, in Mr. Maas' perspective, that despite the Corporation's improved financial and operating performance, the Corporation was not as successful as Mr. Hale (and the audited financial statements) reported.

Later, at a private meeting arranged for Mr. Maas with Mr. Mark Keidel, the Corporation's Chief Financial Officer, Mr. Hale entered the meeting and challenged Mr. Maas' motives. Mr. Maas responded that Mr. Hale was unfit to run a public company. A colorful exchange followed. Later that same day, the Corporation received from Mr. Maas the Proposal that is the subject of this letter.



Mr. Maas has repeatedly attempted to obtain, and has demanded that the Corporation provide him with, copies of a memorandum of understanding between the Corporation and its regulators. The Corporation has repeatedly informed Mr. Maas that federal and state banking regulators consider such memoranda of understanding as confidential and privileged supervisory information that generally is not disclosed to the public, including shareholders. Despite numerous exchanges of that nature, on September 13, 2001, Mr. Maas, in one of his many of telephone calls to the Corporation, demanded copies of such agreements and threatened to take legal action if the officers failed to satisfy his request. During one of these calls, Mr. Maas told Mr. Keidel (the CFO) that he believes that Mr. Hale is using the Corporation as his "personal pocketbook" for his own personal benefit, and referred to a member of the Board as Mr. Hale's "henchman." Mr. Maas again told Mr. Keidel that he believes Mr. Hale is not fit to run a public company.

Mr. Maas has also sent letters to the Corporation demanding access to and copies of the Corporation's internal projections and estimates, and for information that is otherwise material and non-public. The Corporation's officers tried to explain that if such data was provided to Mr. Maas, that would be deemed to be selective disclosure, which is prohibited under Regulation FD.

This Proposal is merely another attempt by Mr. Maas to further his personal interest in attacking Mr. Hale by using the Corporation's 2002 Annual Meeting as a forum for his personal vendetta.

That this is a personal dispute is demonstrated by the supporting statement itself. The supporting statement states that there should be independent oversight of management "in light of the performance of FMB and the extensive related party transactions between FMB and the current Chairman/CEO." Yet, despite Mr. Maas' attack on the Corporation's performance under Mr. Hale's leadership, the Corporation has continued to reflect solid growth and increasing profits for its shareholders, as evidenced in the Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2001 (copies enclosed). Moreover, the Corporation has not entered into any transactions with Mr. Hale that have not been disclosed in the Corporation's public filings. The disparity between Mr. Maas' characterization of the Corporation's performance and actions and the actual successes can only be attributed to a blinded drive toward personal vengeance. It is clear that Mr. Maas is continuing to advance his personal grievance against Mr. Hale.

The Staff has taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest." See *Phillips Petroleum Co.* (January 7, 2000), *US West, Inc.* (December 2, 1998). The Corporation believes that the Proposal is not intended to benefit the shareholders generally but is based upon Mr. Maas' personal grievance against Mr. Hale. If the Proposal were implemented, Mr. Hale would be prohibited from serving as both the Chairman and CEO of the Corporation, and, as an affiliate and therefore not independent under the rules of the Commission and Nasdaq, could not serve as Chairman.



We therefore request that the Staff concur that the Proposal may be excluded from the 2002 Proxy Materials under Rule 14a-8(i)(4) because it is based upon a personal grievance Mr. Maas has against Mr. Hale.

The Proposal should be excluded pursuant to Rule 14a-8(i)(8)

Rule 14a-8(i)(8) permits a registrant to omit a shareholder proposal if the proposal "relates to an election for membership on the company's board of directors or analogous governing body." The Corporation's current CEO, Mr. Edwin F. Hale, Sr., also serves as Chairman of the Board of Directors with a three year director term that expires at the Corporation's 2002 Annual Meeting. It is highly likely that consistent with the Corporation's historical business practices, the CEO will again be nominated by the Board of Directors for election by the shareholders as Chairman of the Board at the 2002 Annual Meeting.

Moreover, the Proposal is vague and ambiguous, and is indeed flawed, because it states that it would take effect "at the end of the current Chief Executive Officer's employment agreement." Mr. Hale does not have an employment agreement. Therefore, it is not clear whether the Proposal would apply at the 2002 Annual Meeting, when Mr. Hale will be up for reelection as Chairman of the Board, or at some other unspecified time.

In addition, the supporting statement questions the business judgment of Mr. Hale. The Staff has previously indicated that statements which question the business judgment, competence and service of a corporation's CEO who may stand for reelection as a director at the upcoming annual meeting of shareholders are excludable under Rule 14a-8(i)(8). See *Black and Decker Corp.* (January 21, 1997) and *Great Atlantic & Pacific Tea Company, Inc.* (March 8, 1996).

Finally, In a recent no action letter, *AT&T Corp* (February 13, 2001), the Staff agreed that AT&T was entitled to exclude an almost identical proposal under Rule 14-8(i)(8). In that situation, a shareholder proposal requested that the Board of Directors adopt a policy to require that any future occupants of the positions of chief executive officer and Chairman of the Board shall not be the same person, and that the chairman shall be an independent director. The Staff found that the proposal, together with the supporting statement, appeared to question the business judgment of AT&T's chairman, who was going to stand for reelection at the upcoming annual shareholders meeting. Moreover, the shareholder who submitted the proposal to AT&T submitted a lengthy request for the Staff to reconsider its position, and on March 29, 2001, the Staff stated that it found no basis to reconsider its position.

We therefore request that the Staff concur that the Proposal may be excluded from the 2002 Proxy Materials under Rule 14a-8(i)(8) because it relates to an election to the Corporation's Board of Directors.



The Proposal May be Omitted Under Rule 14a-8(i)(3) Because the Proposal is Contrary to the Commission's Proxy Rule 14a-9

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false of misleading."

In interpreting Rule 14a-8(c)(3), the Staff has repeatedly acknowledged that a stockholder's proposal may be omitted if it is "so vague and indefinite" that the stockholders voting on the proposal or the company would not be able to determine "with reasonable certainty" what action or measure the company would be required to take in the event the proposal were to be implemented. *See, e.g., Fibreboard Corporation* (February 21, 1991). The Proposal requests that the policy should become effective "at the end of the current Chief Executive Officer's employment agreement." However, Mr. Hale does not have an employment agreement with the Corporation and therefore the Corporation would have no means of determining when the policy should take effect.

Furthermore, the following statements should be omitted from the supporting statement to the Proposal pursuant to Rule 14a-8(i)(3) because they are false, misleading, unsupported and potentially impugning to the character and integrity of the Corporation's directors contrary to the Commission's proxy rules:

1. In the first sentence of the supporting statement, Mr. Maas states that "the primary purpose of the Board of Directors is to protect shareholders' interest by providing independent oversight of management, including oversight of the CEO." Mr. Maas provides no support for this statement, or in the alternative, he does not state that this is his opinion regarding the primary purpose of a Board of Directors.

re cast

2. In the second sentence, Mr. Maas states that the independent oversight of management is "particularly important in light of the performance of FMB and the extensive related party transactions between FMB and the current Chairman/CEO." This statement is misleading because:

- It implies that Corporation is performing poorly. As stated above, the Corporation has continued to reflect solid growth and increasing profits for its shareholders. In fact,
  - the Corporation's current stock price is the highest that the stock has traded in the last two years;

- earnings have experienced a significant growth—net income for the nine months ended September 30, 2001 increased 250% from net income for the nine months ended September 30, 2000;
- earnings per share increased 205% for the nine months ended September 30, 2001 from the corresponding period of the prior year;
- during the period mid-1995 to September 30, 2001, the Corporation increased its branch locations to twenty-five from two while assets grew twenty nine times to $725 million;
- public awareness of the Corporation and its bank subsidiary's customer base have also increased substantially over the period mid-1995 to the end of 2001; and
- the Corporation recorded its first profitable quarter in early 1997 and has remained profitable each quarter thereafter.

• It implies that any related party transactions between the Corporation and Mr. Hale are detrimental to the Corporation. However, the Corporation has disclosed any related party transactions with Mr. Hale in its public filings and disclosed the fairness of such transactions.

Clearly, then, the second sentence of Mr. Maas' supporting statement is purely conclusory, unsubstantiated and strictly a matter of Mr. Maas' own opinion.

3. The third sentence of the supporting statement asserts that "A clear delineation between the role of Chairman and CEO will promote greater management accountability to shareholders at FMB." This sentence very clearly implies, without any factual foundation, that the Board of Directors has not provided "independent oversight of the management" and therefore has forsaken its fiduciary obligations to shareholders required by Maryland law. Rule 14a-8(i)(3) states that if the supporting statement contravenes the Commission's rules, including Rule 14a-9, the statement may be excluded. Among those materials that may be within the meaning of Rule 14a-9 (Note b) are any "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The third sentence of Mr. Maas' supporting statement impugns the character, integrity and personal reputation of the Corporation's Directors.

4. In the third and fourth sentences, Mr. Maas states that *"A clear delineation between the role of Chairman and CEO will promote greater management accountability to shareholders at FMB"* and that *"Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance."* Mr. Maas provides no support for either of these statements whatsoever, has cited no authority and has not quoted a single "corporate governance expert." Moreover, Mr. Maas' promise that different individuals serving as Chairman and CEO *"will provide greater*

accountability" is clearly misleading, as Mr. Maas cannot demonstrate that there is a lack of accountability now or that a new Chairman would provide any greater accountability than now exists.

5. The fifth sentence cites the NASD Blue Ribbon Commission on Director Professionalism as recommending that an independent director should be charged with "organizing the Board's evaluation of the CEO . . . " The citation is misleading; it incorrectly cites the NASD Blue Ribbon Commission, when the correct source is the NACD (National Association of Corporate Directors). Citing to the NASD, a nationally recognized, quasi-governmental regulatory authority, is clearly false and misleading as it gives shareholders the impression that the NASD supports Mr. Maas' position.

6. The sixth sentence states that "Separating the positions of Chairman and CEO will enhance independent Board leadership at FMB." This statement is clearly Mr. Maas' personal opinion and he provides no support that independent Board leadership will be enhanced if the Proposal is approved. This statement is also misleading because Mr. Maas has no way of knowing whether such effect will occur, nor does he even advise that there may be adverse consequences to such action. For example, Mr. Maas fails to note that a heavily invested management aligns the interests of management with those of the shareholders. As the Corporation's largest shareholder, owning 20% of the common stock, surely Mr. Hale has at least the same shareholder interests!

7. The seventh sentence states, "*Many* institutional investors have found that a strong, objective Board leader can best provide the necessary oversight of management." (emphasis added). Yet Mr. Maas does not cite to these "many" institutional investors.

8. In the eighth sentence, Mr. Maas cites to CalPERS Corporate Governance Core Principles and Guidelines, but fails to specifically cite to the reference. Moreover, the opinion of one fund does not support his assertion that "many institutional investors" have made such findings. Finally, even in the excerpt quoted, there is nothing that suggests that the Chairman and CEO position needs to be separated. Moreover, since the CalPERS statement does not address a situation where, as here, almost the entire Board (12 out of 15 of the Corporation's directors) are independent, it is incongruent to use the quote to assert that the combined Chairman/CEO role impacts this Board's independence.

9. In the first sentence of the second paragraph, Mr. Maas claims that "Academicians [sic] studies indicate that the ideal setup for Boards of Directors is to have a chairman who is an independent outside director and not to have a CEO who also serves as chairman." However, Mr. Maas does not make any reference or citation to any of these "academicians [sic] studies."

Moreover, in the second sentence of the paragraph Mr. Maas pontificates that the Harvard Business School "*so intones*" (emphasis added) in its "Making Corporate Boards More

Effective" executive education course. This pontification is vague, confusing and misleading--it fails to tell shareholders what exactly the Harvard Business School course reports or advocates, and fails to make specific reference to any particular text. Was an "academician study" performed? If so, what is that report, where may it be read in context and did it in fact make a finding regarding the "ideal setup for Board of Directors?" How exactly does a course "intone" something? The first and second sentences of the second paragraph of the supporting statement should be omitted on the grounds that they are vague, confusing, unsupported and misleading

10. With the exception of the last sentence, the entire supporting statement suggests that the as a result of the combination of the CEO and Chairman roles, the Board is not independent. Yet, the Board consists almost entirely of non-employee directors – in fact, only 3 of the 15 directors are non-independent under the Commission's and Nasdaq's rules. Moreover, the Board's Compensation Committee and Audit Committee are also comprised solely of independent directors. Indeed, this proves the lack of substance to Mr. Maas' Proposal and the personal vendetta that he is trying to propagate through an improper use of the proxy process.

We therefore request that the Staff concur that the Proposal, or in the alternative, the above-cited portions of the supporting statement, may be excluded from the 2002 Proxy Materials under Rule 14a-8(i)(3) as they violate the prohibition of Rule 14a-9 against materially false and misleading statements in proxy soliciting materials.

Conclusion

For all of the above reasons, the Corporation believes that the Proposal and supporting statement should be omitted from the 2002 Proxy Materials pursuant to Rules 14a-8(i)(3), (4) and (8). In the alternative, the Corporation believes that the referenced paragraphs of the supporting statement may be properly excluded from the Corporation's 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) because they are vague, misleading and potentially impugning to the character and integrity of the Corporation's directors contrary to the Commission's proxy rules.

We therefore request the confirmation of the Staff that it will not recommend enforcement action to the Commission if the Corporation omits the Proposal and the supporting statement of the Proposal from the 2002 Proxy Materials, or in the alternative, deletes the referenced paragraphs of the supporting statement.

Should the Staff disagree with our conclusions as set forth in this letter or require any additional information in support of the Corporation's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed self-addressed stamped envelope. The Corporation plans to begin





mailing its 2002 Proxy Materials on or about April 4, 2002 for its meeting to be held on or about May 7, 2002. Accordingly, we would appreciate receiving the Staff's response as promptly as practicable.

If you have any questions concerning the enclosed materials, please contact the undersigned at 410-576-4067. Thank you for your timely consideration of this matter.

Very truly yours,

Abba David Poliakoff

cc: Joseph A. Cicero
Eugene A. Friedman
John F. Maas

LTR0939-C634-04.doc
1/11/02


EXHIBIT
tabbies
A

JOHN F. MAAS
32 OVER RIDGE COURT APT.2032
BALTIMORE, MD 21210
410.377.6229
FAX 410.377.6230
E MAIL jomaas@worldnet.att.net

May 1, 2001

Mr. Eugene A. Friedman, Secretary
Board of Directors
First Mariner Bancorp
1801 S. Clinton Street
Baltimore, Maryland 21224

Dear Mr. Friedman,

I am the beneficial owner of approximately 4,246 shares of First Mariner Bancorp. I have been a shareholder for more than one year. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 as amended, I am submitting the enclosed Stockholder Proposal and supporting statement for inclusion in the proxy statement to be voted on by the stockholders at the Annual Meeting of Stockholders to be held in May 2002.

Sincerely,

John F. Maas

STOCKHOLDER PROPOSAL

RESOLVED:
That the shareholders of First Mariner Bancorp (FMB) urge the Board of Directors to adopt a policy that, effective at the end of the current Chief Executive Officer's employment agreement, the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent, outside director, elected by the directors.

STOCKHOLDER SUPPORTING STATEMENTS IN SUPPORT OF THIS PROPOSAL.

The primary purpose of the Board of Directors is to protect shareholders' interest by providing independent oversight of management, including oversight of the CEO. This is particularly important in light of the performance of FMB and the extensive related party transactions between FMB and the current Chairman/CEO. A clear delineation between the role of Chairman and CEO will promote greater management accountability to shareholders at FMB. Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The NASD Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the Board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the Board; setting the agenda with the CEO, and leading the Board in anticipating and responding to crises." Separating the positions of Chairman and CEO will enhance independent Board leadership at FMB. Many institutional investors have found that a strong, objective Board leader can best provide the necessary oversight of management. For example, CalPERS Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the Board must embrace independence, and it must ultimately change the way in which directors interact with management.

Academicians' studies indicate that the ideal setup for Boards of Directors is to have a chairman who is an independent outside director and not to have a CEO who also serves as chairman. The Harvard Business School so intones in its "Making Corporate Boards More Effective" executive education course. I therefore submit the foregoing shareholder proposal for action at the 2002 annual meeting of the shareholders.

(1) recast
(2) delete
(3) recast as opinion
(4) provide support
(5) correct - NACD
(6) recast as opinion
(7) support - identify or source
(8) source
(9) citation quotation


EXHIBIT
B

May 9, 2001

VIA FEDERAL EXPRESS AND FACSIMILE 410-377-6230

Mr. John F. Maas
32 Over Ridge Court Apt. 2032
Baltimore, MD 21210

Dear Mr. Maas:

On May 1, 2001, First Mariner Bancorp (the "Company") received your proposal to be included in the proxy statement for the Annual Meeting of Stockholders to be held in May 2002. This is to notify you that you have failed to comply with the procedural requirements of Rule 14a-8 of the Securities Exchange Act of 1934 for the reasons described below:

Rule 14a-8(b)(1) requires that a shareholder who submits a proposal to be included in a proxy statement have continuously held for at least one year as of the date the proposal is submitted, at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting.

Pursuant to Rule 14a-8(b)(2), if you are not a registered holder, at the time you submit your proposal, you must prove your eligibility to the Company by submitting to the Company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Your proposal did not include a written statement from the record holder of your shares, nor did you include a statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

The Company may exclude your proposal unless you adequately correct these deficiencies.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this notification. If you correct these defects, the Company may assert substantive objections to your proposal.

Sincerely,

/S/

Eugene A. Friedman, Secretary

Maaslt2002-1/sharnldr

JOHN F. MAAS
32 OVER RIDGE COURT APT.2032
BALTIMORE, MD 21210
410.377.6229
FAX 410.377.6230
E MAIL jomaas@worldnet.att.net

May 9, 2001

Mr. Eugene A. Friedman, Secretary
Board of Directors
First Mariner Bancorp
1801 S. Clinton Street
Baltimore, Maryland 21224

Dear Mr. Friedman,

In response to your letter dated May 9, 2001, I refer you to my letter July 1, 2000. At that that time I provided you with the following:

> Copies of three letters from Fidelity Investments indicating that I am the beneficial owner of the First Mariner stock and that I have been the beneficial owner of 3,725 shares for more than one year.

I am once again forwarding copies of the Fidelity information. In addition, please be advised that I still hold the shares referred to last July.

Also, it is my intention to hold the First Mariner stock through the date of the next annual meeting.

I trust that this satisfies the requirements of Rule 14a-8. If you need additional information, please feel free to call.

Sincerely,

John F. Maas

EXHIBIT

C

JOHN F. MAAS
32 OVER RIDGE COURT APT.2032
BALTIMORE, MD 21210
410.377.6229
FAX 410.377.6230
E MAIL jomaas@worldnet.att.net

May 9, 2001

Mr. Eugene A. Friedman, Secretary
Board of Directors
First Mariner Bancorp
1801 S. Clinton Street
Baltimore, Maryland 21224

Dear Mr. Friedman,

In response to your letter dated May 9, 2001, I refer you to my letter July 1, 2000. At that that time I provided you with the following:

> Copies of three letters from Fidelity Investments indicating that I am the beneficial owner of the First Mariner stock and that I have been the beneficial owner of 3,725 shares for more than one year.

I am once again forwarding copies of the Fidelity information. In addition, please be advised that I still hold the shares referred to last July.

Also, it is my intention to hold the First Mariner stock through the date of the next annual meeting.

I trust that this satisfies the requirements of Rule 14a-8. If you need additional information, please feel free to call.

Sincerely,

John F. Maas



PO Box 500
Contra Way
Merrimack, NH 03054-9894

June 28, 2000

John F. Mass
32 Over Ridge Court Apartment 2032
Baltimore, MD 21210-1125

Dear Mr. Mass.

I am responding to your request for account information. I hope the following information is helpful.

Account Number: Y02-136999
Registration: Jayne D. Mass, Traditional IRA

In this account, on which you are beneficiary, I can confirm that 2245.000 shares of First Mariner, cusip #320795107have been owned for a period of more than one year.

If you have any questions please call me at 800-854-8706, extension 7625. We appreciate your business.

Sincerely,

Brigitte DeLaHaye
Priority Service Specialist

Our file: W03674-28JUN00



PO Box 500
Contra Way
Merrimack, NH 03054-9894

June 28, 2000

John F. Mass
32 Over Ridge Court Apartment 2032
Baltimore, MD 21210-1125

Dear Mr Mass:

I am responding to your request for account information. I hope the following information is helpful

Account Number:	Y02-136972
Registration:	John F. Mass and Jayne D. Mass, Joint with rights of survivorship

In this account I can confirm that you have beneficially owned 1050.000 shares of First Mariner, cusip #320795107 for a period of more than one year.

If you have any questions please call me at 800-854-8706, extension 7625. We appreciate your business.

Sincerely,

Brigitte DeLaHaye
Priority Service Specialist

Our file. W03656-28JUN00



PO Box 500
Contra Way
Merrimack, NH 03054-9894

June 28, 2000

John F. Mass
32 Over Ridge Court Apartment 2032
Baltimore, MD 21210-1125

Dear Mr Mass:

I am responding to your request for account information. I hope the following information is helpful.

Account Number: Y02-136980
Registration: John F. Mass, Traditional IRA

In this account you have beneficially owned 430.000 shares of First Mariner, cusip #320795107 for more than one year.

If you have any questions please call me at 800-854-8706, extension 7625. We appreciate your business.

Sincerely,

Brigitte DeLaHaye
Priority Service Specialist

Our file: W03674-28JUN00


EXHIBIT
tabbies
D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 10-Q

(Mark One)
[x] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the quarter ended March 31, 2001.

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from ________________________.

Commission file number: 0-21815

FIRST MARINER BANCORP

(Exact name of registrant as specified in its charter)

Maryland	52-1834860
(State of Incorporation)	(I.R.S. Employer Identification Number)

1801 South Clinton Street, Baltimore, MD	21224	410-342-2600
(Address of principal executive offices)	(Zip Code)	(Telephone Number)

Securities registered under Section 12(b) of the
Exchange Act: NONE
7 Securities registered under
Section 12 (g) of the Exchange Act:
COMMON STOCK, par value $0.05 per share
(Title of Class)

Check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such report, and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

The number of shares of common stock outstanding as of May 9, 2001 is 3,619,508 shares.

<PAGE>

FIRST MARINER BANCORP
INDEX

PART I - FINANCIAL INFORMATION

<TABLE>
<CAPTION>

<PAGE>

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Financial Condition

<TABLE>
<CAPTION>

	March 31, 2001	Decemb 20
	(unaudited)	
ASSETS	(Dollars in thousands except per share data	
<S>	<C>	<C>
Cash and due from banks	$ 20,431	$
Interest-bearing deposits	13,941	
Available-for-sale securities, at fair value	139,456	1
Loans held for sale	59,791	
Loans receivable	444,215	4
Allowance for loan losses	(4,646)	

Loans, net	439,569	4
Other real estate owned	2,601	
Federal Home Loan Bank of Atlanta stock, at cost	4,725	
Property and equipment, net	14,157	
Accrued interest receivable	4,273	
Deferred income taxes	2,557	
Prepaid expenses and other assets	5,556	
Total assets	$ 707,057	$ 6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$ 500,831	$ 4
Borrowings	103,486	
Repurchase agreements	45,342	
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company	21,450	
Accrued expenses and other liabilities	6,071	
Total liabilities	677,180	6
Stockholders' equity		
Common stock, $.05 par value; 20,000,000 shares authorized; 3,619,508 shares issued and 3,610,808 shares issued and outstanding, respectively	181	
Additional paid-in capital	36,146	
Accumulated deficit	(4,941)	
Accumulated other comprehensive loss	(1,509)	
Total stockholders' equity	29,877	
Total liabilities and stockholders' equity	$ 707,057	$ 6

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Operations (unaudited)
For the three months ended March 31,
(Dollars in thousands, except per share data)

<TABLE>
<CAPTION>

<S>	<C> 2001	<C> 2000
Interest income:		
Loans	$ 10,335	$ 7,597

Investment securities	2,791	3,869
Total interest income	13,126	11,466
Interest expense:		
Deposits	5,071	3,857
Borrowed funds and other	2,611	2,759
Total interest expense	7,682	6,616
Net interest income	5,444	4,850
Provision for loan losses	375	80
Net interest income after provision for loan losses	5,069	4,770
Noninterest income:		
Gain on sale of loans	500	188
Service fees on deposits	845	710
ATM Fees	378	316
Gain on securities, net	65	9
Other mortgage banking fees	448	242
Other	438	170
Total noninterest income	2,674	1,635
Noninterest expenses:		
Salaries and employee benefits	3,399	3,233
Net occupancy	1,032	831
Furniture, fixtures and equipment	516	382
Professional services	146	96
Advertising	240	250
Data processing	395	389
Other	1,520	1,141
Total noninterest expenses	7,248	6,322
Income before income taxes	495	83
Income tax expense (benefit)	183	32
Net income	$ 312	$ 51
Net income per common share:		
Basic	$ 0.09	$ 0.02
Diluted	0.09	0.02

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Cash Flows
For the three months ended March 31,

<TABLE>
<CAPTION>

Cash flows from operating activities:	(do
<S>	<C>
Net income	$
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	
Amortization of unearned loan fees and costs, net	
Amortization of premiums and discounts on loans	
Amortization of premiums and discounts on mortgage-backed securities, net	
Gain on sale of available for sale securities	
(Decrease) increase in accrued interest receivable	
Provision for loan losses	
Net increase in mortgage loans held-for-sale	(
Net (decrease) increase loan sales received in advance	
Net increase (decrease) in accrued expenses and other liabilities	
Net increase in prepaids and other assets	
Net cash (used in) provided by operating activities	(
Cash flows from investing activities:	
Loan disbursements, net of principal repayments	(
Purchases of property and equipment	
(Sale) purchases of Federal Home Loan Bank of Atlanta stock	
Purchases of available for sale securities	
Sales of available for sale securities	
Principal repayments of available for sale securities	
Construction disbursements-other real estate owned	
Sales of other real estate owned	
Net cash used in investing activities	
Cash flows from financing activities:	
Net increase in deposits	
Net increase (decrease) in other borrowings	
Proceeds from advances from Federal Home Loan Bank of Atlanta	
Repayment of advances from Federal Home Loan Bank of Atlanta	(
Proceeds from stock issuance, net	
Cash dividends	
Net cash provided by financing activities	
(Decrease) increase in cash and cash equivalents	
Cash and cash equivalents at beginning of period	
Cash and cash equivalents at end of period	$

Supplemental information:	
Interest paid on deposits and borrowed funds	$
Real estate acquired in satisfaction of loans	
Income taxes paid	

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

FIRST MARINER BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
(UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

The foregoing consolidated financial statements of First Mariner Bancorp (the "Company") are unaudited; however, in the opinion of management, all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of the results of interim periods have been included. These statements should be read in conjunction with the financial statements and accompanying notes included in First Mariner Bancorp's Annual Report on Form 10-K for the year ended December 31, 2000. The results shown in this interim report are not necessarily indicative of results to be expected for the full year.

Consolidation of financial information has resulted in the elimination of all significant intercompany accounts and transactions. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 2001.

NOTE 2 - COMPREHENSIVE INCOME (DOLLARS IN THOUSANDS)

<TABLE>
<CAPTION>

	Three months ende March 31,	
	2001	2000
	(dollars in thousand	
<S>	<C>	<C>
Net income	$ 312	$
Other comprehensive income items:		
Unrealized holding gains (losses) arising during the period (net of tax (benefit) of $1,092 and $(162), respectively)	1,732	(2
Less: reclassification adjustment for gains (net of taxes of $37 and $3, respectively) included in net income	59	
Total other comprehensive income (loss)	1,673	(2
Total comprehensive income (loss)	$ 1,985	$ (2

</TABLE>

NOTE 3 - PER SHARE DATA

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed after adjusting the numerator and denominator of the basic earnings per share computation for the effects of all dilutive potential common shares outstanding during the period. The dilutive effects of options, warrants and their equivalents are computed using the "treasury stock" method.

Information relating to the calculation of earnings per common share is summarized as follows:

<PAGE>

<TABLE>
<CAPTION>

	Three Months En	
	March 31, 2001	Marc
<S>	<C>	<C>
Net income-basic and diluted	$ 312	$
Weighted-average shares outstanding	3,610,905	
Dilutive securities-options and warrants	-	
Adjusted weighted-average shares outstanding-dilutive	3,610,905	

</TABLE>

NOTE 4 - SEGMENT INFORMATION

The Company is in the business of providing financial services, and operates in two business segments--commercial and consumer banking and mortgage banking. Commercial and consumer banking is conducted through the Bank and involves delivering a broad range of financial services, including lending and deposit taking, to individuals and commercial enterprises. Mortgage banking is conducted through First Mariner Mortgage Corporation, a subsidiary of the Bank, and involves originating residential single family mortgages for sale in the secondary market and to the Bank, as well as various first mortgage and construction loans to be held in the Bank's loan portfolio.

<PAGE>

<TABLE>
<S> <C> <C>

For the quarter ended March 31, 2001 (dollars in thousands)			
Total revenue:			
Commercial and consumer banking		$ 6,241	(1)
Mortgage banking	1,896		
Less related party transactions	(319)		(3)

Net mortgage banking		1,577	(2)

Consolidated revenue		$ 7,818	
		==========	
Income (loss) before income taxes:			
Commercial and consumer banking		$ (467)	
Mortgage banking	981		
Less related party transactions	(319)		(3)

Net mortgage banking		662	(2)

Consolidated income before income taxes		$ 195	
		==========	
Identifiable assets:			
Commercial and consumer banking		$ 647,266	
Mortgage banking		59,791	

Consolidated total assets		$ 707,057	
		==========	

</TABLE>

(1) Includes net interest income of $5,444.
(2) Includes net interest income of $1,070.
(3) Management's policy for the mortgage banking segment is to recognize a value for loans sold to the Bank at market prices determined on a loan by loan basis.

<TABLE>

<S>	<C>	<C>	
For the quarter ended March 31, 2000 (dollars in thousands)			
Total revenue:			
Commercial and consumer banking		$ 5,781	(1)
Mortgage banking	927		
Less related party transactions	(223)		(3)

Net mortgage banking		704	(2)

Consolidated revenue		$ 6,485	
		==========	
Income (loss) before income taxes:			
Commercial and consumer banking		$ 559	
Mortgage banking	(253)		(3)
Less related party transactions	(223)		

Net mortgage banking		(476)	(2)

Consolidated income before income taxes		$ 83	
		=========	
Identifiable assets:			
Commercial and consumer banking		$ 620,066	

Mortgage banking	22,408
Consolidated total assets	$ 642,474

</TABLE>

(1) Includes net interest income of $4,581.
(2) Includes net interest income of $269.
(3) Management's policy for the mortgage banking segment is to recognize a value for loans sold to the Bank at market prices determined on a loan by loan basis.

<PAGE>

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read and reviewed in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

In addition to historical information, this Form 10-Q contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans and expectations. The Company's actual results could differ materially from management's expectations. Factors that could contribute to those differences include, but are not limited to, changes in regulations applicable to the Company's business, successful implementation of Company's branch expansion strategy, its concentration in real estate lending, increased competition, changes in technology, particularly internet banking, impact of interest rates, possibility of economic recession or slow down (which could impact credit quality, adequacy of loan loss reserve and loan growth) and control by and dependency on key personnel, particularly Edwin F. Hale, Sr., chairman of the board of directors and CEO of the Company.

THE COMPANY

The Company is a bank holding company formed in Maryland in 1994 under the name MarylandsBank Corporation that later changed its name to First Mariner Bancorp in May 1995. The business of the Company is conducted primarily through its wholly-owned Subsidiary, First Mariner Bank (the "Bank"), whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank, which is headquartered in Baltimore City, serves the central region of the State of Maryland through 25 full service branches and 44 Automated Teller Machines.

The Bank is an independent community bank engaged in the general commercial banking business with particular emphasis on the needs of individuals and small to mid-sized businesses. The Bank emphasizes personal attention and professional service to its customers while delivering a range of traditional and contemporary financial products.

The Company's executive offices are located at 1801 South Clinton Street, Baltimore, Maryland 21224 and its telephone number is (410) 342 - 2600.

FINANCIAL CONDITION

The Company's total assets were $707,057,000 at March 31, 2001, compared to $677,449,000 at December 31, 2000, increasing $29,608,000 or 4.4% for the first three months of 2001. Earning assets increased $28,691,000 or 4.5% to $662,128,000 from $633,437,000. Loans outstanding have increased $14,217,000 and loans held for sale increased by $23,970,000. Available for sale investment securities decreased by $17,279,000.

The majority of the loan portfolio increase was in Commercial real estate and construction loans. Increases in residential construction loans drove the increase in this sector of loans. Commercial and consumer loans declined during the quarter. Residential real estate loans increased slightly.

The loan portfolio was comprised of the following (dollars in thousands):

<PAGE>

<TABLE>
<CAPTION>

Type of Loans	March 31, 2001 Amount	December 31, 2000 Amount
Commercial	$ 67,878	$ 70,828
Commercial real estate and construction	237,265	219,731
Residential real estate	99,068	99,038
Consumer	40,780	41,367
Total loans	444,991	430,964
Unamortized loan premiums	13	20
Unearned income and costs, net	(789)	(986)
Loans receivable	$444,215	$429,998

</TABLE>

CREDIT RISK MANAGEMENT

The first quarter provision for loan losses in 2001 was $375,000 compared to $80,000 for the three month period ended March 31, 2000. The allowance for loan losses totaled $4,646,000 at March 31, 2001 compared to $4,341,000 at December 31, 2000. As of March 31, 2001 the allowance for loan losses is 1.05% of outstanding loans as compared to 1.01% at December 31, 2000. Activity in the allowance for loan losses is as follows:

<PAGE>

<TABLE>

<CAPTION>

Allowance for Loan Losses
(Dollars in thousands)

	Three Months Ended March	
	2001	2000
<S>	<C>	<C>
Allowance for loan losses, beginning of year	$ 4,341	$ 3,3
Loans charged off:		
Commercial	(35)	
Real estate	-	
Consumer	(35)	
Total loans charged off	(70)	
Recoveries		
Commercial	-	
Real estate	-	
Consumer	-	
Total recoveries	-	
Net chargeoffs	(70)	
Provision for loan losses	375	
Allowance for loan losses, end of period	$ 4,646	$ 3,4
Loans (net of premiums and discounts)		
Period-end balance	444,215	354,6
Average balance during period	432,118	344,0
Allowance as percentage of period-end loan balance	1.05%	0.
Percent of average loans:		
Provision for loan losses	0.35%	0.
Net chargeoffs	-0.06%	0.

</TABLE>

Non-performing assets, expressed as a percentage of total assets, decreased to 0.80% at March, 2001, down from 1.00% at December 31, 2000, and .83% as of March 31, 2000. Decreases in other real estate owned for the period was due to the sale of several residential real estate properties during the quarter.

<TABLE>
<CAPTION>

Nonperforming Assets
(Dollars in thousands)

	March 31, 2001	December 31, 2000	M
<S>	<C>	<C>	<
Loans on nonaccrual basis	$ 3,060	$ 3,172	
Real estate acquired by foreclosure			

	2,601	3,610
Total non-performing assets	$ 5,661	$ 6,782
Loans past-due 90 days or more and accruing	$ 818	$ 701

</TABLE>

<PAGE>

At March 31, 2001, the allowance for loan losses represented 82.1% of non-performing assets compared to 64.7% at December 31, 2000. Management believes the allowance for loan losses at March 31, 2001 is adequate.

DEPOSITS

Deposits totaled $500,831,000 as of March 31, 2001, increasing $23,949,000 or 5.0% from the December 31, 2000 balance of $476,882,000. The increase in deposits is attributable to management's growth strategy, which includes significant marketing and promotion and the development of a branching network.

RESULTS OF OPERATIONS

NET INCOME. First quarter 2001 net income was $312,000 compared to earnings of $51,000 for the first quarter of 2000. The increase in earnings was due to increased net interest income and non interest income.

NET INTEREST INCOME. First quarter net interest income before provision for loan losses was $5,444,000 in 2001, an increase of 12.2% over $4,850,000 for the first quarter of 2000, reflecting an increase of $45,988,000 in average earning assets. Average loans outstanding increased by $86,581,000 while average investment securities decreased by $49,820,000. The net interest margin was 3.47% for the first three months of 2001 as compared to 3.33% for the comparable period of 2000. Yields on earning assets increased by 50 basis points, while the cost of funding earning assets increased by 45 basis points.

NONINTEREST INCOME AND EXPENSES- Noninterest income increased $1,039,000 or 63.5% for the first quarter of 2001 to $2,674,000 from $1,635,000 for the first quarter of 2000, reflecting higher levels of revenue in all major categories.

Deposit service charges rose 19.0% as compared to the quarter ending March 31, 2000 due to the increased number of deposit accounts. The number of deposit accounts increased approximately 29% to over 66,000 accounts. These increases are the result of continuing marketing and promotion of the retail banking products.

ATM fees increased by $62,000 or 19.6% as a result of increased volume of ATM and debit card transactions.

Gains on sales of mortgage loans increased $312,000 or 166.0% due to increased origination and sales of mortgage loans. Originations of mortgages by

First Mariner Mortgage for the first quarter of 2001 totaled $168,040,000 compared to $83,062,000 for the same period last year. Other mortgage related fees increased by $206,000 or 85.1% again related to increased origination activity.

Gains on the sales of securities were $65,000 for the quarter ending March 31, 2001 compared to a gain of $9,000 for the same quarter last year.

Non-interest expenses for the first quarter of 2001 increased $926,000 or 14.6% to $7,248,000 compared to $6,322,000 the same quarter of 2000. Increases in most categories of expenses were incurred to support the substantially increased asset base and the expanded branch network which included some increases in personnel, as well as increased occupancy and equipment costs.

INCOME TAXES- The Company recorded income tax expense of $183,000 on income before taxes of $495,000, resulting in an effective tax rate of 36.96% for the three month period ended March 31, 2001. Income tax expense for the first quarter of 2000 totaled $32,000 and the effective tax rate equaled 38.55%. The decrease in the effective tax rate in 2001 is primarily attributable to higher levels of tax exempt interest income.

LIQUIDITY AND CAPITAL RESOURCES

Stockholders' equity increased $2,028,000 in the first three months of 2001 to $29,877,000 from $27,849,000 as of December 31, 2000. The change is mostly due to the decrease in accumulated other

<PAGE>

comprehensive losses which decreased $1,673,000. Also contributing to the increased capital levels is net income of $312,000 for the first three months of 2001.

A cash dividend was paid on February 29, 2000 for the fourth quarter of 1999. The Company's Board of directors suspended the cash dividend for the remainder of 2000 in order to retain capital to fund the continued strong asset growth and does not intend to reinstate a cash dividend until earnings are sufficient to generate adequate internal capital to support growth.

Banking regulatory authorities have implemented strict capital guidelines directly related to the credit risk associated with an institution's assets. Banks and bank holding companies are required to maintain capital levels based on their "risk adjusted" assets so that categories of assets with higher "defined" credit risks will require more capital support than assets with lower risk. Additionally, capital must be maintained to support certain off-balance sheet instruments.

The Company and the Bank have agreed with the Federal Reserve Bank of Richmond, the FDIC, and the State Banking Commissioner to submit plans to improve earnings and maintain capital levels commensurate with the growth plans of the Company and the Bank. The Company will comply with the Federal Reserve Policy dated November 14, 1985 concerning the payment of cash dividends and will not incur additional debt at the holding company level without Federal Reserve approval. Management believes that these agreements do not restrict or impede the Bank's ability to conduct normal banking and business transactions. Management is committed to complying with the provisions of the agreement.

The Bank has exceeded its capital adequacy requirements to date. The Company regularly monitors its capital adequacy ratios to assure that the Bank exceeds its regulatory capital requirements. The regulatory capital ratios are listed below:

<TABLE>
<CAPTION>

	At March 31, (unaudited)	
	2001	2
<S>	<C>	<C
Regulatory capital ratios		
Leverage		
Consolidated	6.3%	
The Bank	6.6%	
Tier 1 capital to risk weighted assets		
Consolidated	8.6%	
The Bank	9.2%	
Total capital to risk weighted assets		
Consolidated	11.8%	
The Bank	10.2%	

</TABLE>

The Bank's principal sources of liquidity are cash and cash equivalents, which are cash on hand, amounts due from financial institutions, federal funds sold, stock investments, money market mutual funds, interest bearing deposit and available-for-sale securities. The levels of such assets are dependent on the Bank's operating, financing and investment activities at any given time and are influenced by anticipated deposit flows and loan growth.

RECENT ACCOUNTING DEVELOPMENTS

Statement of Financial Accounting Standards ("SFAS") No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities was issued in September 2000 and replaces SFAS No. 125. The guidance in SFAS No. 140, while not changing most of the guidance originally issued in SFAS No. 125, revises the standard for accounting for securitization and other transfers of financial assets and collateral and requires certain additional disclosures related to transferred assets.

Certain provisions of the statement related to the recognition, reclassification and disclosure of collateral, as well as the disclosure of

<PAGE>

securitization transactions, became effective for the Company for 2000 year end reporting. Other provisions related to the transfer and servicing of financial assets and extinguishments of liabilities are effective for transactions occurring after March 31, 2001.

The impact of adopting the provisions of this statement will not have a material effect on the Company's financial position, results of operations or cash flows.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Results of operations for financial institutions, including the Company, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. The profitability of the Company is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities (net interest income), including advances from Federal Home Loan Bank of Atlanta ("FHLB") and other borrowings. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a give time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. However, there can be no assurance that the Company will be able to manage interest rate risk so as to avoid significant adverse effects on net interest income. At March 31, 2001, the Company had a one year cumulative negative gap of approximately $6 million.

PART II - Other Information

Item 1 - Legal proceedings - None
Item 2 - Changes in securities and use of proceeds - None
Item 3 - Defaults on senior securities - None
Item 4 - Submission of matters to a vote of security holders

At the Company's Annual Meeting of Stockholders held May 2, 2001, the following directors were elected to serve a three-year term expiring upon the date of the Company's 2004 Annual Meeting or until their respective successors are elected and qualified:

<TABLE>
<CAPTION>

<S>	Votes For <C>	Vote <C>
Edith B. Brown	2,864,139	185,
Rose M. Cernak	2,815,574	236,
George H. Mantakos	2,867,839	184,
Michael R. Watson	2,846,347	206,

</TABLE>

Also at the Company's Annual Meeting of Stockholders held May 2, 2001, a proposal regarding the declassification of the board of directors was voted upon. The proposal specifically requested that the Board of Directors take the steps necessary to declassify the elections of Directors by providing that at future Board elections, new directors be elected annually and not by classes as now provided. The proposal was defeated as follows:

<TABLE>
<CAPTION>

<S>	Votes For --------- <C>	Vote ---- <C>
	428,505	1,63

</TABLE>

Item 5 - Other information - None
Item 6 - Exhibits and reports on Form 8-K
b. Reports on Form 8-K

<PAGE>

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MARINER BANCORP

Date: 5/15/01 By: /s/ EDWIN F. HALE SR.
---------------- --------------------------------
Edwin F. Hale Sr.
Chairman and Chief Executive Officer

Date: 5/15/01 By: /s/ MARK A. KEIDEL
----------------- --------------------------------
Mark A. Keidel
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 10-Q

(Mark One)

☒ **Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934.**

For the quarter ended June 30, 2001.

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ____________________.

Commission file number: 0-21815

FIRST MARINER BANCORP
(Exact name of registrant as specified in its charter)

Maryland		**52-1834860**
(State of Incorporation)		(I.R.S. Employer Identification Number)
1801 South Clinton Street, Baltimore, MD	**21224**	**410-342-2600**
(Address of principal executive offices)	(Zip Code)	(Telephone Number)

Securities registered under Section 12(b) of the Exchange Act: NONE
7 Securities registered under Section 12 (g) of the Exchange Act:
COMMON STOCK, par value $0.05 per share
(Title of Class)

Check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such report, and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

The number of shares of common stock outstanding as of July 17, 2001 is 3,628,058 shares.

FIRST MARINER BANCORP
INDEX

PART I - FINANCIAL INFORMATION

PART II - OTHER INFORMATION

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Financial Condition

	June 30, 2001	December 31, 2000
ASSETS	(unaudited)	
	(Dollars in thousands, except per share data)	

Cash and due from banks	$ 24,542	$ 19,095
Interest-bearing deposits	6,313	6,344
Available-for-sale securities, at fair value	126,853	156,735
Loans held for sale	78,561	35,821
Loans receivable	449,305	429,998
Allowance for loan losses	(4,948)	(4,341)
Loans, net	444,357	425,657
Other real estate owned	2,704	3,610
Federal Home Loan Bank of Atlanta stock, at cost	5,400	4,539
Property and equipment, net	14,711	14,263
Accrued interest receivable	4,118	4,413
Deferred income taxes	2,608	3,368
Prepaid expenses and other assets	4,533	3,604
Total assets	$ 714,700	$ 677,449
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$ 505,837	$ 476,882
Borrowings	108,151	99,166
Repurchase agreements	43,873	48,399
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company	21,450	21,450
Accrued expenses and other liabilities	5,304	3,703
Total liabilities	684,615	649,600
Stockholders' equity		
Common stock, $.05 par value; 20,000,000 shares authorized; 3,628,058 and 3,610,808 shares issued and outstanding, respectively	181	181
Additional paid-in capital	36,195	36,103
Accumulated deficit	(4,439)	(5,253)
Accumulated other comprehensive loss	(1,852)	(3,182)
Total stockholders' equity	30,085	27,849
Total liabilities and stockholders' equity	$ 714,700	$ 677,449

See accompanying notes to consolidated financial statements

First Mariner Bancorp and Subsidiary
Consolidated Statements of Operations (Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2001	June 30, 2000	June 30, 2001	June 30, 2000
Interest income:				
Loans	$ 11,117	$ 8,643	$ 21,451	$ 16,240
Investments	2,453	3,810	5,245	7,679
Total interest income	13,570	12,453	26,696	23,919
Interest expense:				
Deposits	4,611	4,373	9,682	8,230
Borrowed funds and other	2,487	3,063	5,098	5,822
Total interest expense	7,098	7,436	14,780	14,052
Net interest income	6,472	5,017	11,916	9,867
Provision for loan losses	375	300	750	380
Net interest income after provision for loan losses	6,097	4,717	11,166	9,487
Noninterest income:				
Gain on sale of mortgage loans	327	469	732	657
Other mortgage banking revenue	445	361	957	603
ATM Fees	411	376	789	692
Service fees on deposits	900	807	1,745	1,517
(Loss) gain on sales of investment securities	(51)	115	14	124
Other	476	207	945	377
Total noninterest income	2,508	2,335	5,182	3,970
Noninterest expenses:				
Salaries and employee benefits	3,644	3,312	7,043	6,545
Net occupancy	972	875	2,004	1,706
Furniture, fixtures and equipment	493	388	1,009	770
Professional services	147	164	293	260
Advertising	240	250	480	500
Data processing	409	386	804	775
Other	1,909	1,370	3,429	2,511
Total noninterest expenses	7,814	6,745	15,062	13,067
Income before taxes	791	307	1,286	390
Provision for income taxes	290	118	473	150

Net income	$ 501	$ 189	$ 813	$ 240
Net income per common share:				
Basic	$ 0.14	$ 0.06	$ 0.22	$ 0.08
Diluted	0.14	0.06	0.22	0.08

See accompanying notes to consolidated financial statements.

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)
or the six months ended June 30, 2001 and 2000

	2001	2000
	(dollars in thousands)	
Cash flows from operating activities:		
Net income	$ 813	$ 240
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization	1,179	954
Amortization of unearned loan fees and costs, net	(594)	(135)
Amortization of premiums and discounts on loans	9	14
Amortization of premiums and discounts on mortgage-backed securities, net	193	112
Gain on securities	(14)	(124)
Increase (decrease) in accrued interest receivable	295	(663)
Provision for loan losses	750	380
Increase in mortgage loans held-for-sale	(42,740)	(14,856)
Net increase in accrued expenses and other liabilities	1,601	1,268
Decrease in proceeds on loan sales received in advance	-	(14,458)
Decrease (increase) in prepaids and other assets	3,259	(1,746)
Net cash used in operating activities	(35,249)	(29,014)
Cash flows from investing activities:		
Loan disbursements, net of principal repayments	(18,865)	(53,114)
Purchases of property and equipment	(1,627)	(2,732)
Purchases of Federal Home Loan Bank of Atlanta stock	(861)	(1,310)
Purchases of available for sale securities	-	(18,942)
Sales of available for sale securities	13,683	12,653
Maturity of available for sale securities	1,000	-
Principal repayments of available for sale securities	12,922	8,771
Construction disbursements-other real estate owned	(231)	(677)
Sales of other real estate owned	1,137	335
Net cash provided by (used in) investing activities	7,158	(55,016)
Cash flows from financing activities:		
Net increase in deposits	28,955	65,239
Net decrease in other borrowings	(5,766)	(19,242)

Proceeds from advances from Federal Home Loan Bank of Atlanta		196,500		144,500
Repayment of advances from Federal Home Loan Bank of Atlanta		(186,275)		(122,300)
Proceeds from stock issuance, net		93		118
Dividends paid		-		(63)
Net cash provided by financing activities		33,507		68,252
Increase (decrease) in cash and cash equivalents		5,416		(15,778)
Cash and cash equivalents at beginning of period		25,439		43,836
Cash and cash equivalents at end of period	$	30,855	$	28,058
Supplemental information:				
Interest paid on deposits and borrowed funds	$	15,181	$	13,840
Real estate acquired in satisfaction of loans		350		575
Income taxes paid		871		441

See accompanying notes to consolidated financial statements.

FIRST MARINER BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

The foregoing consolidated financial statements of First Mariner Bancorp (the "Company") are unaudited; however, in the opinion of management, all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of the results of interim periods have been included. These statements should be read in conjunction with the financial statements and accompanying notes included in First Mariner Bancorp's Annual Report on Form 10-K for the year ended December 31, 2000. The results shown in this interim report are not necessarily indicative of results to be expected for the full year.

Consolidation of financial information has resulted in the elimination of all significant intercompany accounts and transactions. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 2001.

NOTE 2 – COMPREHENSIVE INCOME (DOLLARS IN THOUSANDS)

	Six months ended June 30,			
		2001		2000
	(Unaudited) (dollars in thousands)			
Net income	$	813	$	240
Other comprehensive income items:				
Unrealized holding gains (losses) arising during the period (net of tax expense (benefit) of $820 and $(187), respectively)		1,339		(305)

Less: reclassification adjustment for gains (net of taxes of $5 and $48, respectively) included in net income	9	76
Total other comprehensive income (loss)	1,330	(381)
Total comprehensive income (loss)	$ 2,143	$ (141)

NOTE 3 – PER SHARE DATA

Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed after adjusting the numerator and denominator of the basic earnings per share computation for the effects of all dilutive potential common shares outstanding during the period. The dilutive effects of options, warrants and their equivalents are computed using the "treasury stock" method.

Information relating to the calculation of earnings per common share is summarized as follows:

	Three Months Ended		Six Months Ended	
	June 30, 2001	June 30, 2000	June 30, 2001	June 30, 2000
Net income-basic and diluted	$ 501	$ 189	$ 813	$ 240
Weighted-average shares outstanding	3,619,602	3,175,988	3,615,278	3,171,451
Dilutive securities-options and warrants	10,654	-	6,927	-
Adjusted weighted-average shares outstanding-dilutive	3,630,256	3,175,988	3,622,205	3,171,451

NOTE 4 – SEGMENT INFORMATION

The Company is in the business of providing financial services, and operates in two business segments—commercial and consumer banking and mortgage banking. Commercial and consumer banking is conducted through the Bank and involves delivering a broad range of financial services, including lending and deposit taking, to individuals and commercial enterprises. Mortgage banking is conducted through First Mariner Mortgage Corporation, a subsidiary of the Bank, and involves originating residential single family mortgages for sale in the secondary market and to the Bank, as well as various second mortgage and construction loans to be held in the Bank's loan portfolio.

For the six month period ended: (dollars in thousands)	June 30, 2001		June 30, 2000	
Total revenue:				
Commercial and consumer banking		$ 15,120 (1)		$ 12,464 (1)
Mortgage banking	3,131		2,314	
Less related party transactions	(1,153)	(2)	(941)	(2)
Net mortgage banking		1,978 (3)		1,373 (3)

Consolidated revenue		$ 17,098			$ 13,837	
Income (loss) before income taxes:						
Commercial and consumer banking		$ 1,344			$ 1,379	
Mortgage banking	1,095			(48)		
Less related party transactions	(1,153)		(2)	(941)		(2)
Net mortgage banking		(58)	(3)		(989)	(3)
Consolidated income before income taxes		$ 1,286			$ 390	
Identifiable assets:						
Commercial and consumer banking		$ 654,270			$ 646,647	
Mortgage banking		60,430			24,346	
Consolidated total assets		$ 714,700			$ 670,993	

(1) Includes net interest income of $11,916 and $9,867 for June 30, 2001 and 2000 respectively.
(2) Management's policy for the mortgage banking segment is to recognize a value for loans sold to the Bank at market prices determined on a loan by loan basis.
(3) Includes net interest income of $2,781 and $575 for June 30, 2001 and 2000 respectively.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read and reviewed in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

Portions of this 10-Q may contain forward-looking language within the meaning of The Private Securities Litigation Reform Act of 1995. Statements may include expressions about the Company's confidence, policies, and strategies, provisions and allowance for credit losses, adequacy of capital levels, and liquidity. Such forward looking statements involve certain risks and uncertainties, including general economic conditions, competition in the geographic and business areas in which the Company operates, inflation, fluctuations in interest rates, legislation and government regulation. The Company assumes no obligation to update forward-looking statements at any time.

The Company

The Company is a bank holding company formed in Maryland in 1994 under the name MarylandsBank Corporation that later changed its name to First Mariner Bancorp in May 1995. The business of the Company is conducted primarily through its wholly-owned Subsidiary, First Mariner Bank (the "Bank"), whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank, which is headquartered in Baltimore City, serves the central region of the State of Maryland as well as portions of Maryland's Eastern Shore through 25 full service branches and 31 Automated Teller Machines.

The Bank is an independent community bank engaged in the general commercial banking business with particular emphasis on the needs of individuals and small to mid-sized businesses. The Bank emphasizes access to local management as well as personal attention and professional service to its customers while delivering a range of financial products.

The Company's executive offices are located at 1801 South Clinton Street, Baltimore, Maryland 21224 and its telephone number is (410) 342 - 2600.

Financial Condition

The Company's total assets were $714,700,000 at June 30, 2001, compared to $677,449,000 at December 31, 2000, increasing $37,251,000 or 5.5% for the first six months of 2001. Earning assets increased $32,995,000 or 5.2% to $666,432,000 from $633,437,000. Loans outstanding have increased $19,307,000 or 4.5% and loans held for sale increased by $42,740,000 or 119.3%. The increase in loans held for sale was primarily attributable to increased mortgage loan origination volume in the first six months of 2000 and to the reclassification of certain loans to loans-held-for sale in the amount of $17,358,000. Available for sale investment securities decreased by $29,882,000 primarily due to sales of $13,683,000 of securities and principal pay-downs of mortgage backed securities. Deposits increased by $28,955,000 or 6.1%, while borrowed funds increased $4,459,000 or 2.6%. Stockholders' equity increased by $2,236,000 or 8.0%, driven by retention of earnings and improvement in market value of securities classified as available for sale.

Investment securities:

(in thousands)	June 30, 2001	December 31, 2000
Investment securities--available for sale:		
Mortgage-backed securities	$ 99,715	$ 126,985
Trust preferred securities	20,528	20,140
Agency bonds	2,015	5,008
Other bonds	600	600
US Treasury	1,006	1,008
Equity securities	2,989	2,994
Total investment securities--available-for-sale	$ 126,853	$ 156,735

The loan portfolio was comprised of the following:

Loan Portfolio Composition (1):

	June 30, 2001		December 31, 2000	
(Dollars in thousands)	Amount	Percent	Amount	Percent
Commercial	$ 71,159	15.8%	$ 70,726	16.5%
Real Estate Construction-Consumer	116,848	26.0%	82,318	19.1%
Real Estate Development and Construction	38,900	8.7%	34,832	8.1%
Real Estate Mortgage:				
Residential	72,188	16.1%	98,731	23.0%
Commercial	105,694	23.5%	101,601	23.6%
Consumer	44,516	9.9%	41,790	9.7%
Total loans	$ 449,305	100.0%	$ 429,998	100.0%

(1) Amounts presented include adjustments for related unamortized deferred fees and costs.

The increase in total loans was primarily due to increases in the real estate construction - consumer category (residential construction loans to individuals) which grew by $34,530,000, and totaled $116,848,000 as of June 30, 2001.

This increase reflects increased origination activity over the past year and a strong local real estate market. All other categories of loans increased with the exception of residential real estate mortgages which declined by $26,543,000. This decrease was due to payoffs, scheduled runoff and a transfer of $17,358,000 to loans held for sale.

The real estate development and construction portfolio was comprised of the following: (dollars in thousands)

Real Estate Development and Construction Loan Portfolio (1):

	June 30, 2001		December 31, 2000	
	Amount	Percent	Amount	Percent
Commercial Construction	$ 21,580	55.4%	$ 16,332	46.9%
Commercial Acquisition and Construction	224	0.6%	4,596	13.2%
Commercial Land Acquisition	5,309	13.6%	3,836	11.0%
Commercial Acquisition, Development and Construction	2,442	6.3%	1,437	4.1%
Residential Builders Construction	4,925	12.7%	5,752	16.5%
Residential Builders Acquisition and Development	4,194	10.8%	2,769	8.0%
Residential Builders Acquisition, Development and Construction	226	0.6%	110	0.3%
Total Real Estate Development and Construction	$ 38,900	100.0%	$ 34,832	100.(

(1) Amounts presented include adjustments for related unamortized deferred fees and costs.

Credit Risk Management

The second quarter provision for loan losses in 2001 was $375,000 compared to $300,000 for the same period ended June 30, 2000. For the six month period ended June 30, 2001, the provision for loan losses totaled $750,000 compared to $380,000 for the six months ended June 30, 2000. The allowance for loan losses totaled $4,948,000 at June 30, 2001 compared to $4,341,000 at December 31, 2000. As of June 30, 2001 the allowance for loan losses is 1.10% of outstanding loans as compared to 1.01% at December 31, 2000. Notwithstanding the performance of the loans in portfolio, we have increased the allowance for loan losses to guard against a softening of the economy. Activity in the allowance for loan losses is as follows:

Allowance for Loan Losses

(Dollars in thousands)	Six Months Ended June 30,	
	2001	2000
Allowance for loan losses, beginning of year	$ 4,341	$ 3,322
Loans charged off:		
Commercial	(85)	-
Real estate	(50)	-
Consumer	(78)	(3)
Total loans charged off	(213)	(3)
Recoveries		

Commercial	69	-
Real estate	-	-
Consumer	1	5
Total recoveries	70	5
Net chargeoffs	(143)	2
Provision for loan losses	750	380
Allowance for loan losses, end of year	$ 4,948	$ 3,704
Loans (net of premiums and discounts)		
Period-end balance	449,305	382,765
Average balance during period	443,575	352,490
Allowance as percentage of period-end loan balance	1.10%	0.97%
Percent of average loans:		
Provision for loan losses	0.34%	0.22%
Net chargeoffs	0.07%	(0.00)%

Non-performing assets, expressed as a percentage of total assets, decreased to 0.74% at June 2001, down from 1.00% at December 31, 2000, and 0.85% at June 30, 2000. Decreases in other real estate owned for the period was due to the sale of several residential real estate properties during the quarter. The decrease in loans on nonaccruing status was mainly due to the transfer of one loan of $350,000 to other real estate owned.

Nonperforming Assets
(Dollars in thousands)

	June 30, 2001	December 31, 2000	June 30, 2000
Nonaccruing loans	$ 2,579	$ 3,172	$ 4,030
Real estate acquired by foreclosure	2,704	3,610	1,702
Total non-performing assets	$ 5,283	$ 6,782	$ 5,732
Loans past-due 90 days or more and accsruing	$ 785	$ 701	$ 2,505

At June 30, 2001, the allowance for loan losses represented 192% of non-accruing loans compared to 137% at December 31, 2000. Management believes the allowance for loan losses at June 30, 2001 is adequate.

Deposits

Deposits totaled $505,837,000 as of June 30, 2001, increasing $28,955,000 or 6.1% from the December 31, 2000 balance of $476,882,000. The increase in deposits is attributable to management's growth strategy, which includes significant marketing, promotion and cross selling of existing customers into additional products.

	June 30, 2001			December 31, 2000	
		Balance	Percent of Total	Balance	Percent of Total
NOW & money market savings deposits	$	220,513	43.6% $	202,386	42.5%
Regular savings deposits		34,300	6.8%	29,103	6.1%
Time deposits		175,474	34.7%	175,667	36.8%
Total interest-bearing deposits		430,287	85.1%	407,156	85.4%
Noninterest-bearing demand deposits		75,550	14.9%	69,726	14.6%
Total deposits	$	505,837	100.0% $	476,882	100.0%

Results of Operations

Net Income. For the six months ended June 30, 2001, net income totaled $813,000 compared to $240,000 for the six month period ended June 30, 2000. Earnings per share for the first six months of 2001 totaled $.22 compared to $.08 per share for the same period of 2000. Increased net income for the first six months of 2000 was attributable primarily to increases in revenue (net interest income and non interest income) of $3,261,000, partially offset by an increase in noninterest expense of $1,995,000.

Second quarter 2001 net income was $501,000 compared to earnings of $189,000 for the second quarter of 2000. Earnings per share for the quarter increased to $.14 from $.06 for the second quarter of 2000. The increase in earnings was due to an increase in revenue (net interest income and noninterest income) of $1,628,000 while noninterest expenses grew by $1,069,000.

Net Interest Income. Net interest income for the first six months of 2001 totaled $11,916,000, an increase of 20.8% over $9,867,000 for the six months ended June 30, 2000. The net interest margin for the six month period was 3.63% compared to 3.28% for the comparable period of 2000.

Interest income increased by $2,777,000, driven by an increase of $57,412,000 in average earning assets. Average loans outstanding increased by $91,085,000 while average investment securities decreased by $55,961,000. Yields on earning assets for the period increased to 8.23% from 8.06%. Interest expense increased by $728,000. Average interest bearing liabilities increased by $41,946,000. Average interest bearing deposits increased by $68,123,000 and average borrowings declined by $26,177,000. Rates paid on interest bearing liabilities decreased to 5.05% from 5.15% for the same period in 2000.

Second quarter net interest income before provision for loan losses was $6,472,000 in 2001, an increase of 29.0% over $5,017,000 for the second quarter of 2000. The net interest margin for the second quarter was 3.81% compared to 3.25% for the comparable period of 2000 as the Bank benefited from the growth in loans and deposits and increased spreads.

Interest income grew by $1,117,000 reflecting an increase of $60,124,000 in average earning assets. Average loans outstanding increased by $87,158,000 while average investment securities decreased by $66,978,000 and loans held for sale increased by $22,225,000. Yields on earning assets decreased to 8.06% from 8.15% due to decreases in market interest rates. Interest expense decreased by $338,000 as rates paid on interest bearing liabilities decreased to 4.70% from 5.26% for the same period last year. Average deposits increased by $74,418,000 and average borrowings declined by $20,200,000.

Comparative Average Balances, Yields and Rates

	For the six months ended June 30, 2001		2000	
	Average Balance	Yield/ Rate	Average Balance	Yield/ Rate
Assets:				
Loans				
Commercial Loans and Lines of Credit	$ 69,188	8.69%	$ 68,474	8.87%
Comm/Res Construction	38,231	9.72%	19,006	10.73%
Commercial Mortgages	104,188	9.32%	92,673	9.52%
Residential Constr - Cons	94,829	9.98%	39,870	8.92%
Residential Mortgages	95,724	7.95%	95,179	7.47%
Consumer	41,415	7.79%	37,288	7.74%
Total Loans	443,575	8.96%	352,490	8.65%
Loans held for sale	47,387	6.57%	25,162	7.17%
Available for sale securities, at fair value	143,512	6.78%	199,473	7.26%
Interest bearing deposits	9,069	4.72%	9,485	5.64%
Federal Home Loan Bank of Atlanta stock, at cost	4,904	6.93%	4,425	7.71%
Total earning assets	648,447	8.23%	591,035	8.06%
Allowance for loan losses	(4,948)		(3,418)	
Cash and other non earning assets	46,622		40,488	
Total Assets	$ 690,121		$ 628,105	
Liabilities and Stockholders' Equity:				
Interest bearing deposits				
NOW deposits	33,163	1.28%	27,688	1.45%
Savings deposits	31,600	2.49%	25,742	2.79%
Money market deposits	175,127	4.54%	137,258	5.12%
Time deposits	175,354	5.91%	156,433	5.38%
Total interest bearing deposits	415,244	4.70%	347,121	4.77%
Borrowings	174,879	5.88%	201,056	5.82%
Total interest bearing liabilities	590,123	5.05%	548,177	5.15%
Noninterest bearing demand deposits	66,623		53,232	

Other liabilites	4,306		5,078	
Stockholders' Equity	29,069		21,618	
Total Liabilites and Stockholders' Equity	$ 690,121		$ 628,105	
Net Interest Spread		3.18%		2.91%
Net Interest Margin		3.63%		3.28%

Noninterest Income —Noninterest income increased $1,212,000 or 30.5% for the six months ended June 30, 2001 to $5,182,000 from $3,970,000 for the same period of 2000, reflecting higher levels of revenue in all major categories. Deposit service charges rose 15.0% as compared to the six months ending June 30, 2000 due to the increased number of deposit accounts. The number of deposit accounts increased approximately 40% to over 70,000 accounts. These increases are the result of the continued leveraging of the bank's branch network and focused marketing and promotion of the retail banking products. ATM fees increased by $97,000 or 14.0% as a result of increased volume of ATM and debit card transactions. The Bank has entered into a partnership with a third party to provide ATM's to additional remote locations. As of June 30, 2001, the Bank has 31 ATM locations that it owns and operates and 16 ATM's through the third party agreement. Mortgage banking income and gain on sale of mortgage loans increased by $429,000 due to increased volume of mortgage loans originated and sold into the secondary market. The volume produced during the first six months of 2001 was $388,872,000 compared to $205,262,000 in 2000. This increase in revenue generated by increased volume was partially offset by a reduction in pricing and resulting gains due to a higher level of refinancing activity. Other sources of non interest income increased by $568,000 or 150.7%. Investment fee revenue received from sales of annuities and mutual funds increased $326,000, fees received from sales of customer checks which increased over $68,000, and higher fees from the sale of official checks of $96,000.

For the quarter ended June 30 2001, non interest income totaled $2,508,000, increasing $173,000 or 7.4%. Deposit service charges rose 11.5% as compared to the quarter ending June 30, 2000 due primarily to the increased number of deposit accounts. ATM fees increased by $35,000 or 9.3% as a result of increased volume of ATM and debit card transactions. Mortgage banking income and gain on sale of mortgage loans decreased by $58,000 due to reduced pricing margins. Other sources of non interest income increased $269,000 reflecting increased revenue received from sales of annuities and mutual funds of $169,000. Losses on the sales of securities of $51,000 were recognized in the quarter ended June 30, 2001 compared to gains of $115,000 for the same quarter last year.

(Dollars in thousands)	For six months ended June 30, 2001	2000
Gain on sale of loans	$ 732	$ 657
Service fees on deposits	1,745	1,517
ATM fees	789	692
Gain on securities	14	124
Other mortgage banking fees	957	603
Other operating income	945	377
Total noninterest income	$ 5,182	$ 3,970

Noninterest expenses - For the six months ended June 30, 2001 non interest expenses increased $1,995,000 or 15.3% to $15,062,000 compared to $13,067,000 for the same period of 2000. Increased salary expenses of 7.6% relate to additional personnel costs for new positions due to an increase in the number of loans and deposits and higher commissions paid on mortgage loan originations. Furniture and fixtures expense increased by $239,000 or 31.0% primarily due to additional depreciation expenses associated with a systems conversion completed in October of 2000. The conversion expenditures included computer upgrades, enhanced software and other hardware. Net occupancy increased $298,000 due to increased rent expense and the cost of additional bank branches and mortgage offices in the first six months of 2001 compared to the same period of 2000. Printing and office supplies increased due to printing of material relating to new regulations issued by Federal Regulations and start-up costs for new bank branches and mortgage origination offices. Included in the increase in other expenses is the cost of branch dispositions of $60,000, branch related losses of $139,000, and higher FDIC and corporate insurance costs of $273,000. Increased expenses related to other real estate owned of $180,000 also contributed to the increased cost in noninterest expenses.

For the second quarter of 2001, non interest expenses increased $1,069,000 or 15.8% to $7,814,000 compared to $6,745,000 for the same quarter of 2000. Increases in salary expense relate to the increased personnel costs including several new positions due to the increased number of loans and deposits, as well as higher commission paid on mortgage loan originations. Increases in furniture and fixtures expense is attributable higher depreciation cost associated with the conversion discussed in the prior paragragh. Net occupancy increase is due to the increased number of bank branches and mortgage origination. Increases in other operating expenses reflect increased cost of other real estate owned, branch related losses, the abandonment of property and higher FDIC and corporate insurance costs.

(Dollars in thousands)	For six months ended June 30, 2001	2000
Salaries and employee benefits	$ 7,043	$ 6,545
Net occupancy	2,004	1,706
Deposit insurance premiums	272	36
Furniture, fixtures and equipment	1,009	770
Professional services	293	260
Advertising	480	500
Data processing	804	775
ATM servicing expenses	324	308
Printing/Office supplies	446	359
Service & maintenance	476	437
OREO expense	194	14
Other	1,717	1,357
Total noninterest expense	$ 15,062	$ 13,067

Income Taxes- The Company recorded income tax expense of $473,000 on income before taxes of $1,286,000, resulting in an effective tax rate of 36.78% for the six month period ended June 30, 2001 in comparison to income tax expense of $150,000 on income before taxes of $390,000, resulting in an effective tax rate of 38.46% for the six month period ended June 30, 2000. The decrease in the effective tax rate reflects higher levels of tax exempt income for state income tax purposes.

Liquidity and Capital Resources

Stockholders' equity increased $2,236,000in the first six months of 2001 to $30,085,000 from $27,849,000 as of December 31, 2000. The change is mostly due to the decrease in accumulated other comprehensive losses which decreased $1,330,000 as a result of improved levels of mark-to-market investments as interest rates declined during the period. Also contributing to the increased capital levels is net income of $813,000 for the first six months of 2001 and $93,000 of proceeds from the sale of stock under the company stock purchase plan.

A cash dividend was paid on February 29, 2000 for the fourth quarter of 1999. The Company's Board of directors suspended the cash dividend for the remainder of 2000 and 2001 in order to retain capital to fund the continued strong asset growth and does not intend to reinstate a cash dividend until earnings are sufficient to generate adequate internal capital to support growth.

Banking regulatory authorities have implemented strict capital guidelines directly related to the credit risk associated with an institution's assets. Banks and bank holding companies are required to maintain capital levels based on their "risk adjusted" assets so that categories of assets with higher "defined" credit risks will require more capital support than assets with lower risk. Additionally, capital must be maintained to support certain off-balance sheet instruments.

The Company and the Bank have exceeded its capital adequacy requirements to date. The Company regularly monitors its capital adequacy ratios to assure that the Bank exceeds its regulatory capital requirements. The regulatory capital ratios are listed below:

	At June 30,	
	(unaudited)	
	2001	2000
Regulatory capital ratios		
Leverage		
Consolidated	6.0%	6.0%
The Bank	6.6%	6.2%
Tier 1 capital to risk weighted assets		
Consolidated	8.4%	9.4%
The Bank	9.2%	9.7%
Total capital to risk weighted assets		
Consolidated	11.5%	13.1%
The Bank	10.2%	10.6%

The Bank's principal sources of liquidity are cash and cash equivalents, which are cash on hand, amounts due from financial institutions, federal funds sold, stock investments, money market mutual funds, interest bearing deposit and available-for-sale securities. The levels of such assets are dependent on the Bank's operating, financing and investment activities at any given time and are influenced by anticipated deposit flows and loan growth.

The Bank is operating under a memorandum of understanding with the FDIC and the Maryland Commissioner of Financial Regulation ("Maryland Commissioner") that generally directs the Bank's board of directors to analyze and review our growth strategy and access to capital, including their impact on the Bank's earnings, to improve our operating performance and internal controls, and to monitor transactions with affiliates. Additionally, the Company is operating under a memorandum of understanding with the Federal Reserve Bank of Richmond ("FRBR") in which our board of directors agrees not to incur additional debt at the parent level without prior FRBR approval, to ensure that our dividend policy complies with the November 14, 1985 policy statement issued by the Board of Governors of the Federal Reserve System ("FRB") regarding the payment of dividends that is applicable to all bank holding companies, to conserve cash, to monitor transactions with affiliates, to reduce interest rate risk, and to develop a capital plan.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Results of operations for financial institutions, including the Company, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. The profitability of the Company is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities (net interest income), including advances from Federal Home Loan Bank of Atlanta ("FHLB") and other borrowings. Interest risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a give time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. However, there can be no assurance that the Company will be able to manage interest rate risk so as to avoid significant adverse effects on net interest income. At June 30, 2001, the Company had a one year cumulative negative gap of approximately $7 million.

In addition to the use of interest rate sensitivity reports, the Company tests its interest rate sensitivity through the deployment of simulation analysis. Earnings simulation models are used to estimate what effect specific interest rate changes would have the Company's net interest income and net income. Derivative financial instruments, such as interest rate caps, are included in the analysis. Changes in prepayments have been included where changes in behavior patterns are assumed to be significant to the simulation, particularly mortgage related assets. Call features on certain securities and borrowings are based on their call probability in view of the projected rate change. At December 31, 2000, the Company's estimated earnings sensitivity profile reflected a minimal sensitivity to interest rate changes. Based on an assumed increase of 200 basis points over a one year period, the Company's net interest income would decrease by 2% if rates were to increase and decrease by 1% if rates were to decline.

PART II - Other Information

Item 1 - Legal proceedings - None
Item 2 - Changes in securities and use of proceeds - None
Item 3 - Defaults on senior securities - None
Item 4 - Submission of matters to a vote of security holders-None
Item 5 - Other information - None
Item 6 - Exhibits and reports on Form 8-K
a. Reports on Form 8-K-None

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MARINER BANCORP

Date: 8/14/01

By: / s/ Edwin F. Hale Sr.

Edwin F. Hale Sr.
Chairman and Chief Executive Officer

Date: 8/14/01

By: / s/ Mark A. Keidel

Mark A. Keidel
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 10-Q

(Mark One)
☒ **Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934.**
For the quarter ended September 30, 2001.

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.**
For the transition period from _______________.

Commission file number: 0-21815

FIRST MARINER BANCORP
(Exact name of registrant as specified in its charter)

Maryland	**52-1834860**
(State of Incorporation)	(I.R.S. Employer Identification Number)

1801 South Clinton Street, Baltimore, MD	**21224**	**410-342-2600**
(Address of principal executive offices)	(Zip Code)	(Telephone Number)

Securities registered under Section 12(b) of the Exchange Act: NONE
 # 7 Securities registered under Section 12 (g) of the Exchange Act:
COMMON STOCK, par value $0.05 per share
(Title of Class)

Check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such report, and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

The number of shares of common stock outstanding as of November 13, 2001 is 5,360,355 shares.

FIRST MARINER BANCORP
INDEX

PART I - FINANCIAL INFORMATION

PART II - OTHER INFORMATION

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Financial Condition

ASSETS	September 30, 2001 (unaudited)	December 31, 2000
	(Dollars in thousands, except per share data)	
Cash and due from banks	$ 21,536	$ 19,095
Interest-bearing deposits	23,579	6,344
Available-for-sale securities, at fair value	126,675	156,735
Loans held for sale	58,979	35,821
Loans receivable	467,312	429,998
Allowance for loan losses	(5,310)	(4,341)
Loans, net	462,002	425,657
Other real estate owned	2,344	3,610
Federal Home Loan Bank of Atlanta stock, at cost	4,000	4,539
Property and equipment, net	14,595	14,263
Accrued interest receivable	4,341	4,413
Deferred income taxes	1,492	3,368
Prepaid expenses and other assets	5,226	3,604
Total assets	$ 724,769	$ 677,449
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$ 551,811	$ 476,882
Borrowings	90,923	99,166
Repurchase agreements	25,000	48,399
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company	21,450	21,450
Accrued expenses and other liabilities	3,205	3,703
Total liabilities	692,389	649,600
Stockholders' equity		
Common stock, $.05 par value; 20,000,000 shares authorized; 3,628,058 and 3,610,808 shares issued and outstanding, respectively	182	181
Additional paid-in capital	36,237	36,103
Accumulated deficit	(3,779)	(5,253)
Accumulated other comprehensive loss	(260)	(3,182)
Total stockholders' equity	32,380	27,849
Total liabilities and stockholders' equity	$ 724,769	$ 677,449

See accompanying notes to consolidated financial statements

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Operations (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2001	2000	2001	2000
Interest income:				
Loans	$ 11,124	$ 9,849	$ 32,575	$ 26,089
Investments	2,199	3,597	7,444	11,276
Total interest income	13,323	13,446	40,019	37,365
Interest expense:				
Deposits	4,424	4,841	14,106	13,071
Borrowed funds and other	2,120	3,383	7,218	9,205
Total interest expense	6,544	8,224	21,324	22,276
Net interest income	6,779	5,222	18,695	15,089
Provision for loan losses	425	300	1,175	680
Net interest income after provision for loan losses	6,354	4,922	17,520	14,409
Noninterest income:				
Gain on sale of mortgage loans	768	491	1,500	1,148
Other mortgage banking revenue	442	328	1,399	931
ATM Fees	412	382	1,201	1,074
Service fees on deposits	857	829	2,602	2,346
Gain on sales of investment securities	23	116	37	240
Other	469	225	1,414	602
Total noninterest income	2,971	2,371	8,153	6,341
Noninterest expenses:				
Salaries and employee benefits	3,915	3,534	10,958	10,079
Net occupancy	1,339	939	3,343	2,645
Furniture, fixtures and equipment	520	416	1,529	1,186
Professional services	194	133	487	393
Advertising	261	228	741	728
Data processing	371	407	1,175	1,182
Other	1,671	1,341	5,100	3,852
Total noninterest expenses	8,271	6,998	23,333	20,065
Income before taxes	1,054	295	2,340	685
Provision for income taxes	393	114	866	264
Net income	$ 661	$ 181	$ 1,474	$ 421
Net income per common share:				
Basic	$ 0.18	$ 0.06	$ 0.41	$ 0.13
Diluted	0.18	0.06	0.41	0.13

See accompanying notes to consolidated financial statements.

First Mariner Bancorp and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended September 30, 2001 and 2000

Cash flows from operating activities:	**2001**	**2000**
	(dollars in thousands)	
Net income	$ 1,474	$ 421
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization	1,775	1,474
Amortization of unearned loan fees and costs, net	(1,045)	(326)
Amortization of premiums and discounts on loans	13	20
Amortization of premiums and discounts on mortgage-backed securities, net	313	130
Gain on sale of investment securities	(37)	(240)
Increase (decrease) in accrued interest receivable	72	(1,231)
Provision for loan losses	1,175	680
Increase in mortgage loans held-for-sale	(23,158)	(13,438)
Increase in prepaids and other assets	(1,482)	(1,370)
Decrease in accrued expenses and other liabilities	(498)	(13,362)
Net cash used in operating activities	(21,398)	(27,242)
Cash flows from investing activities:		
Loan disbursements, net of principal repayments	(36,488)	(90,035)
Purchases of property and equipment	(2,107)	(4,750)
Sales (purchases) of Federal Home Loan Bank of Atlanta stock	539	(2,024)
Purchases of available for sale securities	(10,379)	(18,942)
Sales of available for sale securities	16,159	23,417
Maturity of available for sale securities	5,000	13,899
Principal repayments of available for sale securities	23,662	-
Construction disbursements-other real estate owned	(146)	(903)
Sales of other real estate owned	1,412	491
Net cash used in investing activities	(2,348)	(78,847)
Cash flows from financing activities:		
Net increase in deposits	74,929	90,751
Net decrease in other borrowings	(20,867)	(26,003)
Proceeds from advances from Federal Home Loan Bank of Atlanta	237,500	324,275
Repayment of advances from Federal Home Loan Bank of Atlanta	(248,275)	(299,800)
Proceeds from stock issuance, net	135	99
Dividends paid	-	(63)
Net cash provided by financing activities	43,422	89,259
Increase (decrease) in cash and cash equivalents	19,676	(16,830)
Cash and cash equivalents at beginning of period	25,439	43,836
Cash and cash equivalents at end of period	$ 45,115	$ 27,006
Supplemental information:		
Interest paid on deposits and borrowed funds	$ 21,755	$ 21,288
Real estate acquired in satisfaction of loans	430	575
Income taxes paid	1,325	661

See accompanying notes to consolidated financial statements.

FIRST MARINER BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

The foregoing consolidated financial statements of First Mariner Bancorp (the "Company") are unaudited; however, in the opinion of management, all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of the results of interim periods have been included. These statements should be read in conjunction with the financial statements and accompanying notes included in First Mariner Bancorp's Annual Report on Form 10-K for the year ended December 31, 2000. The results shown in this interim report are not necessarily indicative of results to be expected for the full year.

Consolidation of financial information has resulted in the elimination of all significant intercompany accounts and transactions. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 2001.

NOTE 2 – COMPREHENSIVE INCOME (DOLLARS IN THOUSANDS)

	Nine months ended September 30,	
	2001	2000
	(Unaudited) (dollars in thousands)	
Net income	$ 1,474	$ 421
Other comprehensive income items:		
Unrealized holding gains arising during the period (net of tax of $1,793 and $1,170, respectively)	2,922	1,859
Less: reclassification adjustment for gains (net of taxes of $22 and $93, respectively) included in net income	36	148
Total other comprehensive income	2,886	1,711
Total comprehensive income	$ 4,360	$ 2,132

NOTE 3 – PER SHARE DATA

Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed after adjusting the numerator and denominator of the basic earnings per share computation for the effects of all dilutive potential common shares outstanding during the period. The dilutive effects of options, warrants and their equivalents are computed using the "treasury stock" method.

Information relating to the calculation of earnings per common share is summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2001	2000	2001	2000
Net income-basic and diluted	$ 661	$ 181	$ 1,474	$ 421
Weighted-average shares outstanding	3,628,138	3,186,967	3,619,611	3,176,660
Dilutive securities-options and warrants	22,934	-	13,334	-
Adjusted weighted-average shares outstanding-dilutive	3,651,072	3,186,967	3,632,945	3,176,660

NOTE 4 – SEGMENT INFORMATION

The Company is in the business of providing financial services, and operates in two business segments—commercial and consumer banking and mortgage banking. Commercial and consumer banking is conducted through the Bank and involves delivering a broad range of financial services, including lending and deposit taking, to individuals and commercial enterprises. Mortgage banking is conducted through First Mariner Mortgage Corporation, a subsidiary of the Bank, and involves originating residential single family mortgages for sale in the secondary market and to the Bank, as well as various second mortgage and construction loans to be held in the Bank's loan portfolio.

For the nine month period ended: **(dollars in thousands)**	**September 30, 2001**		**September 30, 2000**	
Total revenue:				
Commercial and consumer banking		23,355 (1)		$ 18,273 (1)
Mortgage banking	5,260		3,745	
Less related party transactions	(1,767)	(2)	(588)	(2)
Net mortgage banking		3,493 (3)		3,157 (3)
Consolidated revenue		26,848		$ 21,430
Income (loss) before income taxes:				
Commercial and consumer banking		1,846		$ 1,355
Mortgage banking	2,261		(82)	
Less related party transactions	(1,767)	(2)	(588)	(2)
Net mortgage banking		494 (3)		(670)(3)
Consolidated income before income taxes		2,340		$ 685
Identifiable assets:				
Commercial and consumer banking		665,790		$ 668,224
Mortgage banking		58,979		26,025
Consolidated total assets		724,769		$ 694,249

(1) Includes net interest income of $18,695 and $15,089 for September 30, 2001 and 2000 respectively.
(2) Management's policy for the mortgage banking segment is to recognize a value for loans sold to the Bank at market prices determined on a loan by loan basis.
(3) Includes net interest income of $4,872 and $1,078 for September 30, 2001 and 2000 respectively.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read and reviewed in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

Portions of this 10-Q may contain forward-looking language within the meaning of The Private Securities Litigation Reform Act of 1995. Statements may include expressions about the Company's confidence, policies, and strategies, provisions and allowance for credit losses, adequacy of capital levels, and liquidity. Such forward looking statements involve certain risks and uncertainties, including general economic conditions, competition in the geographic and business areas in which the Company operates, inflation, fluctuations in interest rates, legislation and government regulation. The Company assumes no obligation to update forward-looking statements at any time.

The Company

The Company is a bank holding company formed in Maryland in 1994 under the name MarylandsBank Corporation that later changed its name to First Mariner Bancorp in May 1995. The business of the Company is conducted primarily through its wholly-owned Subsidiary, First Mariner Bank (the "Bank"), whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank, which is headquartered in Baltimore City, serves the central region of the State of Maryland as well as portions of Maryland's Eastern Shore through 25 full service branches and 31 Automated Teller Machines.

The Bank is an independent community bank engaged in the general commercial banking business with particular emphasis on the needs of individuals and small to mid-sized businesses. The Bank emphasizes access to local management as well as personal attention and professional service to its customers while delivering a range of financial products.

The Company's executive offices are located at 1801 South Clinton Street, Baltimore, Maryland 21224 and its telephone number is (410) 342 - 2600.

Financial Condition

The Company's total assets were $724,769,000 at September 30, 2001, compared to $677,449,000 at December 31, 2000, increasing $47,320,000 or 7.0% for the first nine months of 2001. Earning assets increased $47,108,000or 7.4% to $680,545,000 from $633,437,000. Loans outstanding have increased $37,314,000 or 8.7% and loans held for sale increased by $23,158,000 or 64.6%. The increase in loans held for sale was primarily attributable to increased mortgage loan origination volume in the first nine months of 2001. Available for sale investment securities decreased by $30,060,000 primarily due to sales of $16,159,000 of securities and principal pay-downs of mortgage backed securities. Deposits increased by $74,929,000 or 15.7%, while borrowed funds decreased $8,243,000 or 8.3% and repurchase agreements decreased by $23,399,000 or 48.3%. Stockholders' equity increased by $4,531,000 or 16.3%, driven by retention of earnings and improvement in market value of securities classified as available for sale.

(in thousands)	**September 30, 2001**	**December 31, 2000**
Investment securities--available for sale:		
Mortgage-backed securities	$ 93,923	$ 126,985
Trust preferred securities	20,921	20,140
Agency bonds	-	5,008
Other bonds	600	600
US Treasury	9,009	1,008
Equity securities	2,222	2,994
Total investment securities--available-for-sale	$ 126,675	$ 156,735

The loan portfolio was comprised of the following:

Loan Portfolio Composition (1):

	September 30, 2001		December 31, 2000	
(Dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**
Commercial	$ 66,929	14.3 %	$ 70,726	16.5 %
Real Estate Construction-Consumer	125,220	26.8 %	82,318	19.1 %
Real Estate Development and Construction	40,848	8.7 %	34,832	8.1 %
Real Estate Mortgage:				
Residential	65,386	14.0 %	98,731	23.0 %
Commercial	124,027	26.5 %	101,601	23.6 %
Consumer	44,902	9.7 %	41,790	9.7 %
Total loans	$ 467,312	100.0 %	$ 429,998	100.0 %

(1) Amounts presented include adjustments for related unamortized deferred fees and costs.

The increase in total loans was primarily due to increases in the real estate construction - consumer category (residential construction loans to individuals) which grew by $42,902,000, and totaled $125,220,000 as of September 30, 2001. This increase reflects increased origination activity over the past year and a strong local real estate market. All other categories of loans increased with the exception of residential real estate mortgages which declined by $33,345,000 and commercial loans decreased by $3,797,000. The decrease in residential real estate loans was due to payoffs, scheduled runoff and sales of residential mortgages.

The real estate development and construction portfolio was comprised of the following: (dollars in thousands)

Real Estate Development and Construction Loan Portfolio (1):

	September 30, 2001		December 31, 2000	
	Amount	Percent	Amount	Percent
Commercial Construction	19,770	48.4%	16,332	46.9%
Commercial Acquisition and Construction	362	0.9%	4,596	13.2%
Commercial Land Acquisition	5,313	13.0%	3,836	11.0%
Commercial Acquisition, Development and Construction	2,849	7.0%	1,437	4.1%
Residential Builders Construction	6,569	16.0%	5,752	16.5%
Residential Builders Acquisition and Development	4,024	9.9%	2,769	8.0%
Residential Builders Acquisition	1,030	2.5%	-	0.0%
Residential Builders Acquisition, Development and Construction	931	2.3%	110	0.3%
Total Real Estate-Development and Construction	40,848	100.0%	34,832	100.0%

Credit Risk Management

The third quarter provision for loan losses in 2001 was $425,000 compared to $300,000 for the same period ended September 30, 2000. For the nine month period ended September 30, 2001, the provision for loan losses totaled $1,175,000 compared to $680,000 for the nine months ended September 30, 2000. The allowance for loan losses totaled $5,310,000 at September 30, 2001 compared to $4,341,000 at December 31, 2000. As of September 30, 2001 the allowance for loan losses is 1.14% of outstanding loans as compared to 1.01% at December 31, 2000. Notwithstanding the performance of the loans in portfolio, we have increased the allowance for loan losses to guard against a softening of the economy. Activity in the allowance for loan losses is as follows:

Allowance for Loan Losses (Dollars in thousands)	Nine Months Ended September 30,	
	2001	2000
Allowance for loan losses, beginning of year	$ 4,341	$ 3,322
Loans charged off:		
Commercial	(135)	(57)
Real estate	(50)	(15)
Consumer	(92)	(10)
Total loans charged off	(277)	(82)
Recoveries		
Commercial	69	-
Real estate	-	-
Consumer	2	8
Total recoveries	71	8
Net chargeoffs	(206)	(74)
Provision for loan losses	1,175	680
Allowance for loan losses, end of year	$ 5,310	$ 3,928
Loans (net of premiums and discounts)		
Period-end balance	467,312	419,795
Average balance during period	451,286	368,243
Allowance as percentage of period-end loan balance	1.14%	0.94%
Percent of average loans:		
Provision for loan losses	0.35%	0.25%
Net chargeoffs	0.06%	0.03%

Non-performing assets, expressed as a percentage of total assets, decreased to 0.49% at September 2001, down from 1.00% at December 31, 2000, and 0.89% at September 30, 2000. Decreases in other real estate owned for the period was due to the sale of several residential real estate properties during the quarter. The decrease in loans on nonaccruing status was mainly due to the transfer of two loans of $430,000 to other real estate owned and the resolution of one loan for $631,000.

Nonperforming Assets
(Dollars in thousands)

	September 30, 2001	December 31, 2000	September 30, 2000
Nonaccruing loans	$ 1,325	$ 3,172	$ 4,411
Real estate acquired by foreclosure	2,344	3,610	1,771
Total non-performing assets	$ 3,669	$ 6,782	$ 6,182
Loans past-due 90 days or more and accruing	$ 1,316	$ 701	$ 1,493

At September 30, 2001, the allowance for loan losses represented 400% of non-accruing loans compared to 137% at December 31, 2000. Management believes the allowance for loan losses at September 30, 2001 is adequate.

Deposits

Deposits totaled $551,811,000 as of September 30, 2001, increasing $74,929,000 or 15.7% from the December 31, 2000 balance of $476,882,000. The increase in deposits is attributable to management's growth strategy, which includes significant marketing, promotion and cross selling of existing customers into additional products.

	September 30, 2001		December 31, 2000	
	Balance	Percent of Total	Balance	Percent of Total
NOW & money market savings deposits	$ 217,976	39.5 %	$ 202,386	42.5 %
Regular savings deposits	35,862	6.5 %	29,103	6.1 %
Time deposits	218,997	39.7 %	175,667	36.8 %
Total interest-bearing deposits	472,835	85.7 %	407,156	85.4 %
Noninterest-bearing demand deposits	78,976	14.3 %	69,726	14.6 %
Total deposits	$ 551,811	100.0 %	$ 476,882	100.0 %

Results of Operations

Net Income. For the nine months ended September 30, 2001, net income totaled $1,474,000 compared to $421,000 for the nine month period ended September 30, 2000. Earnings per share for the first nine months of 2001 totaled $.41 compared to $.13 per share for the same period of 2000. Increased net income for the first nine months of 2001 was attributable primarily to increases in revenue (net interest income and non interest income) of $5,418,000, partially offset by an increase in noninterest expense of $3,268,000.

Third quarter 2001 net income was $661,000 compared to earnings of $181,000 for the third quarter of 2000. Earnings per share for the quarter increased to $.18 from $.06 for the third quarter of 2000. The increase in earnings was due to an increase in revenue (net interest income and noninterest income) of $2,157,000 while noninterest expenses grew by $1,273,000.

Net Interest Income. Net interest income for the first nine months of 2001 totaled $18,695,000, an increase of 23.9% over $15,089,000 for the nine months ended September 30, 2000. The net interest margin for the nine month period was 3.76% compared to 3.26% for the comparable period of 2000.

Net interest income increased by $3,606,000, driven by an increase of $48,330,000 in average earning assets. Average loans outstanding increased by $84,146,000 while average investment securities decreased by $56,466,000 and average loans held for sale increased $20,650,000. Yields on earning assets for the period decreased to 8.11% from 8.17%. Interest expense decreased by $952,000. Average interest bearing liabilities increased by $30,338,000. Average interest bearing deposits increased by $66,029,000 and average borrowings declined by $35,691,000. Rates paid on interest bearing liabilities decreased to 4.81% from 5.29% for the same period in 2000 as a result of the decline in general interest rates.

Third quarter net interest income before provision for loan losses was $6,779,000 in 2001, an increase of 29.8% over $5,222,000 for the third quarter of 2000. The net interest margin for the third quarter was 4.00% compared to 3.24% for the comparable period of 2000 as the Bank benefited from the growth in loans and deposits and increased spreads.

Net interest income grew by $1,557,000 for the quarter reflecting an increase of $29,678,000 in average earning assets. Average loans outstanding increased by $80,634,000 while average investment securities decreased by $57,482,000 and loans held for sale increased by $6,526,000. Yields on earning assets decreased to 7.90% from 8.36% due to decreases in market interest rates. Interest expense decreased by $1,680,000 as rates paid on interest bearing liabilities decreased to 4.35% from 5.53% for the same period last year. Average deposits increased by $61,673,000 and average borrowings declined by $54,443,000.

	For the nine months ended September 30,			
	2001		2000	
	Average Balance	Yield/ Rate	Average Balance	Yield/ Rate
Assets:				
Loans				
Commercial Loans and LOC	$ 70,537	8.41 %	$ 69,225	9.03 %
Comm/Res Construction	38,354	9.27 %	20,983	10.89 %
Commercial Mortgages	108,212	9.20 %	95,299	9.47 %
Residential Constr - Cons	104,517	9.74 %	45,005	9.32 %
Residential Mortgages	87,579	8.29 %	98,187	7.60 %
Consumer	42,087	7.47 %	38,441	7.84 %
Total Loans	451,286	8.87 %	367,140	8.78 %
Loans held for sale	52,060	6.11 %	31,410	7.23 %
Available for sale securities, at fair value	135,543	6.77 %	194,992	7.27 %
Interest bearing deposits	11,227	3.72 %	8,021	5.82 %
Federal Home Loan Bank of Atlanta stock, at cost	4,774	6.89 %	4,997	7.74 %
Total earning assets	654,890	8.11 %	606,560	8.17 %
Allowance for loan losses	(4,948)		(3,539)	
Cash and other non earning assets	43,551		40,637	
Total Assets	$ 693,493		$ 643,658	
Liabilities and Stockholders' Equity				
Interest bearing deposits				
NOW deposits	33,480	1.24 %	28,236	1.44 %
Savings deposits	32,665	2.31 %	26,764	2.78 %
Money market deposits	175,897	4.08 %	144,181	5.27 %
Time deposits	182,047	5.77 %	158,879	5.48 %
Total interest bearing deposits	424,089	4.45 %	358,060	4.88 %
Borrowings	168,508	5.73 %	204,199	6.02 %
Total interest bearing liabilities	592,597	4.81 %	562,259	5.29 %
Noninterest bearing demand deposits	69,294		55,554	
Other liabilites	2,125		4,196	
Stockholders Equity	29,477		21,649	
Total Liabilites and Stockholders' Equity	$ 693,493		$ 643,658	
Net Interest Spread		3.30 %		2.87 %
Net Interest Margin		3.76 %		3.26 %

Noninterest Income --Noninterest income increased $1,812,000 or 28.6% for the nine months ended September 30, 2001 to $8,153,000 from $6,341,000 for the same period of 2000, reflecting higher levels of revenue in all major categories. Deposit service charges rose 10.9% as compared to the nine months ending September 30, 2000 due to the increased number of deposit accounts. The number of deposit accounts increased approximately 45% to over 77,000 accounts. These increases are the result of the continued leveraging of the bank's branch network and focused marketing and promotion of the retail banking products. ATM fees increased by $127,000 or 11.8% as a result of increased volume of ATM and debit card transactions. The Bank has entered into a partnership with a third party to provide ATM's to additional remote locations. As of September 30, 2001, the Bank has 31ATM locations that it owns and operates and 6 ATM's through the third party agreement. Mortgage banking income and gain on sale of mortgage loans increased by $352,000 due to increased volume of mortgage loans originated and sold into the secondary market. The volume produced during the first nine months of 2001 was $603,820,000 compared to $343,263,000 in 2000. This increase in revenue generated by increased volume was partially offset by a reduction in pricing and resulting gains due to a higher level of refinancing activity. Other sources of noninterest income increased by $812,000 or 134.9%. Investment fee revenue received from sales of annuities and mutual funds increased $482,000, fees received from sales of customer checks which increased over $94,000, and higher fees from the sale of official checks of $216,000.

For the quarter ended September 30 2001, noninterest income totaled $2,971,000, increasing $600,000 or 25.3%. Deposit service charges rose 3.4% as compared to the quarter ending September 30, 2000 due primarily to the increased number of deposit accounts. ATM fees increased by $30,000 or 7.9% as a result of increased volume of ATM and debit card transactions. Mortgage banking income and gain on sale of mortgage loans increased by $391,000 due to increased volume of originations and increased number of sales of residential real estate loans. Other sources of noninterest income increased $244,000 reflecting increased revenue received from sales of annuities and mutual funds of $144,000.

(Dollars in thousands)	**For nine months ended September 30, 2001**	**2000**
	Amount	**Amount**
Gain on sale of loans	$ 1,500	$ 1,148
Service fees on deposits	2,602	2,346
ATM fees	1,201	1,074
Gain on securities	37	240
Other mortgage banking fees	1,399	931
Other operating income	1,414	602
Total noninterest income	$ 8,153	$ 6,341

Noninterest expenses - For the nine months ended September 30, 2001 noninterest expenses increased $3,268,000 or 16.3% to $23,333,000 compared to $20,065,000 for the same period of 2000. Increased salary expenses of 8.7% relate to additional personnel costs for new positions due to an increase in the number of loans and deposits and higher commissions paid on mortgage loan originations. Furniture and fixtures expense increased by $343,000 or 28.9% primarily due to additional depreciation expenses associated with a systems conversion completed in October of 2000. The conversion expenditures included computer upgrades, enhanced software and other hardware. Net occupancy increased $698,000 due to increased rent expense and the cost of additional bank branches and mortgage offices in the first nine months of 2001 compared to the same period of 2000. Also included is the cost of branch dispositions of $350,000 as a result of the bank's plans to close two branch locations prior to the termination of the bank leases. Printing and office supplies increased due to printing of material relating to new regulations issued by Federal Regulators and start-up costs for new bank branches and mortgage origination offices. Included in the increase in other expenses is the costs of branch related losses of $203,000, and higher FDIC and corporate insurance costs of $332,000. Increased expenses related to other real estate owned of $365,000 also contributed to the increased cost in noninterest expenses.

For the third quarter of 2001, noninterest expenses increased $1,273,000 or 18.2% to $8,271,000 compared to $6,998,000 for the same quarter of 2000. Increases in salary expense relate to the increased personnel costs including several new positions due to the increased number of loans and deposits, as well as higher commission paid on mortgage loan originations. Increases in furniture and fixtures expense is attributable higher depreciation cost associated with the conversion discussed in the prior paragragh. Net occupancy increase is due to the increased number of bank branches and mortgage origination, also included is the cost of branch dispositions as discussed above. Increases in other operating expenses reflect increased cost of other real estate owned, branch related losses, the abandonment of property and higher FDIC and corporate insurance costs.

(Dollars in thousands)	**For nine months ended September 30, 2001**	**2000**
	Amount	**Amount**
Salaries and employee benefits	$ 10,958	$ 10,079
Net occupancy	3,343	2,645
Deposit insurance premiums	332	87
Furniture, fixtures and equipment	1,529	1,186
Professional services	487	393
Advertising	741	728
Data processing	1,175	1,182
ATM servicing expenses	523	471
Printing/Office supplies	647	509
Service & maintenance	700	659
OREO expense	365	26
Other	2,533	2,100
Total noninterest expense	$ 23,333	$ 20,065

Income Taxes- The Company recorded income tax expense of $866,000 on income before taxes of $2,340,000, resulting in an effective tax rate of 37.01% for the nine month period ended September 30, 2001 in comparison to income tax expense of $264,000 on income before taxes of $685,000, resulting in an effective tax rate of 38.54% for the nine month period ended September 30, 2000. The decrease in the effective tax rate reflects higher levels of tax exempt income for state income tax purposes.

Liquidity and Capital Resources

Stockholders' equity increased $4,531,000in the first nine months of 2001 to $30,085,000 from $27,849,000 as of December 31, 2000. The change is mostly due to the decrease in accumulated other comprehensive losses which decreased $2,922,000 as a result of improved levels of mark-to-market investments as interest rates declined during the period. Also contributing to the increased capital levels is net income of $1,474,000 for the first nine months of 2001 and $135,000 of proceeds from the sale of stock under the company stock purchase plan.

A cash dividend was paid on February 29, 2000 for the fourth quarter of 1999. The Company's Board of directors suspended the cash dividend for the remainder of 2000 and 2001 in order to retain capital to fund the continued strong asset growth and does not intend to reinstate a cash dividend until earnings are sufficient to generate adequate internal capital to support growth.

Banking regulatory authorities have implemented strict capital guidelines directly related to the credit risk associated with an institution's assets. Banks and bank holding companies are required to maintain capital levels based on their "risk adjusted" assets so that categories of assets with higher "defined" credit risks will require more capital support than assets with lower risk. Additionally, capital must be maintained to support certain off-balance sheet instruments.

The Company and the Bank have exceeded its capital adequacy requirements to date. The Company regularly monitors its capital adequacy ratios to assure that the Bank exceeds its regulatory capital requirements. The regulatory capital ratios are listed below:

	At September 30, (unaudited)	
	2001	2000
Regulatory capital ratios		
Leverage		
Consolidated	6.1%	5.8%
The Bank	6.8%	5.9%
Tier 1 capital to risk weighted assets		
Consolidated	8.3%	8.8%
The Bank	9.2%	9.0%
Total capital to risk weighted assets		
Consolidated	11.3%	12.3%
The Bank	10.2%	9.9%

The Bank's principal sources of liquidity are cash and cash equivalents, which are cash on hand, amounts due from financial institutions, federal funds sold, stock investments, money market mutual funds, interest bearing deposit and available-for-sale securities. The levels of such assets are dependent on the Bank's operating, financing and investment activities at any given time and are influenced by anticipated deposit flows and loan growth.

The Company completed a secondary public offering of 1,500,000 shares on October 11, 2001 at a price to the public of $7.25 per share. The Company received net proceeds of approximately $10.0 million from the sale of its shares after deducting the underwriting discounts and expenses.

On November 2, 2001, the underwriters exercised the option of issuing additional shares of the Company. The number of shares issued was 225,000 at a price to the public of $7.25 and the Company received net proceeds of $1.5 million after deducting the underwriting discounts.

Table above does not reflect the additional capital raised.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Results of operations for financial institutions, including the Company, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. The profitability of the Company is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities (net interest income), including advances from Federal Home Loan Bank of Atlanta ("FHLB") and other borrowings. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a give time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. However, there can be no assurance that the Company will be able to manage interest rate risk so as to avoid significant adverse effects on net interest income. At September 30, 2001, the Company had a one year cumulative positive gap of approximately $30 million.

In addition to the use of interest rate sensitivity reports, the Company tests its interest rate sensitivity through the deployment of simulation analysis. Earnings simulation models are used to estimate what effect specific interest rate changes would have the Company's net interest income and net income. Derivative financial instruments, such as interest rate caps, are included in the analysis. Changes in prepayments have been included where changes in behavior patterns are assumed to be significant to the simulation, particularly mortgage related assets. Call features on certain securities and borrowings are based on their call probability in view of the projected rate change. At December 31, 2000, the Company's estimated earnings sensitivity profile reflected a minimal sensitivity to interest rate changes. Based on an assumed increase of 200 basis points over a one year period, the Company's net interest income would decrease by 2% if rates were to increase and decrease by 1% if rates were to decline.

PART II - Other Information

Item 1 - Legal proceedings - None
Item 2 - Changes in securities and use of proceeds - None
Item 3 - Defaults on senior securities - None
Item 4 - Submission of matters to a vote of security holders-None
Item 5 - Other information - None
Item 6 - Exhibits and reports on Form 8-K
a. Reports on Form 8-K-

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MARINER BANCORP

Date: 11/14/01

By: /s/ Edwin F. Hale Sr.
Edwin F. Hale Sr.
Chairman and Chief Executive Officer

Date: 11/14/01

By: /s/ Mark A. Keidel
Mark A. Keidel
Chief Financial Officer

JOHN F. MAAS CCE, CEPC
2221 KAITLYN COURT
PRINCETON JUNCTION
WEST WINDSOR , NJ 08550
609.799.7564
E MAIL jomaas@worldnet.att.net or
jmaas@Princeton.EDU

January 23, 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
FEB 19 2002
WASH, DC
366

Re: First Mariner Bancorp

Ladies and Gentlemen,

This letter is in response to a letter submitted to you by First Mariner Bancorp (the Company) via its Counsel dated January 11, 2002. A copy of which I received January 21, 2002.

The Corporation seeks to have the Proposal which I submitted, excluded from the proxy materials. The letter goes on to outline the reasons for the Company's request. Many untrue factual statements are made in the letter. It seems that the Bank believes I have some personal vendetta against "Mr. Hale".

The fact of the matter is that I have never attempted to discuss anything with Mr. Hale. I have addressed my questions and concerns to the Board or the President of the Company. I have never "demanded" anything from the Company. I have requested information but have received very little if any. I am enclosing copies of the relevant correspondence, which I have had with the Company. I think you will agree that the questions I posed are ones, which any interested shareholder should feel free to ask.

Please review the following:

Letter of April 17, 2000 to the Board of Directors
Letter of May 7, 2001 to the Board of Directors
Letter of May 17, 2001 to the Board of Directors
Letter of July 18, 2001 to Joseph Cicero
Letter of August 19, 2001 to Joseph Cicero

The purpose of my Stockholders Proposal is to ask that the Company consider implementing a policy that is widely recognized as sound corporate governance. In today's investment environment especially when you look at the "Enron" mess, it is important that shareholders have assurance that the Directors are first and foremost protecting the Shareholders' interest and not their own personal interest. An especially critical area of concern is an independent review of related party transactions. There is nothing wrong with such transactions as long as they are done with the Shareholders' interest in mind. Proper separation of duties helps to provide this assurance. Various actions and statements by Directors and Management causes one to question in whose interest certain transactions are undertaken. Consider the following:

- In a May 12, 2001 interview published in the Daily Record, the following exchange occurred during the interview with the Chairman of the Bank.

QUESTION : I assume one source of financing is your bank, First Mariner?
ANSWER : I can't borrow from myself, I would go to jail without passing go. You just can't do that.

The Annual Report indicates that the Chairman has substantial borrowings from the Bank. In addition, it was disclosed for the first time in a Registration Statement filed in the Fall of 2001 that the stock held by the Chairman was pledged as collateral for a margin loan. This had not been previously disclosed. Disclosure of this loan would seem to be appropriate. In a volatile market such as we have faced the past few years, there is a risk that the majority ownership of the Bank could change hands as a result of a Margin Call.

- The Web Site of the Baltimore Blast Indoor Soccer Team indicates that the Address of the Team is the same as that of the Bank. The Chairman of the Bank owns the Blast. Although there is disclosure of a relationship in the financial statement it appears that the whole story is not being told.

- A December 8, 2000 article in the Baltimore Business Journal makes the following statement, "Hale has co-marketed his Bank with the team and done a lot of cross-promotional things so that he can handle a loss on the Blast. " This seems to imply that the Bank is subsidizing the Blast.

- A January 9, 2001 article in the WSJ makes the following statement. "Ed Hale...employs five players at Baltimore-based First Mariner Corp...he says providing jobs to the players, who work in marketing and other offices, gives them experience and keeps the team together.

- The By-laws of the Company state the following:"The president shall be the Chief Executive Officer of the Corporation and shall have general charge and control of all its business affairs and properties. He shall preside at all meetings of Stockholders. " (Article III, section 3.). According to the annual Report Edwin Hale is The Chairman of the Board and the Chief Executive Officer. Joseph Cicero is the President. This arrangement does not seem to be in accordance with the By-laws. In addition, Mr. Hale presided over the annual meeting.

- There are numerous real estate transactions involving Mr. Hale and the Bank. In addition there is pending a very large transaction.

- During the past year, the Bank changed outside auditors. This was done without bringing it to a vote of the Shareholders at the Annual Meeting. While there may not be any provision that such an event requires a Shareholder vote. It does some strange that in prior years the appointment of auditors was submitted to the Shareholders. Furthermore, this is done at all publicly held companies in which I have invested.

- Rule 14a-8 Question 8 provides that I should present my Proposal at the shareholders' meeting. I was not given that opportunity at last year's meeting.

The above items do not prove that there is any wrongdoing but they do indicate that one could raise questions. The Proposal that I have submitted seeks to further strengthen corporate governance to provide checks and balances on the type of situations described above.

Another element that the Enron situation has brought to the forefront is disclosure of information to shareholders. Just last night, President Bush strongly criticized Enron for its failure to provide Shareholders with information.

In the specific case of the Company, I have concerns about both disclosures as well as safeguards when it comes to related party transactions. My proposal merely request the Board consider implementing a policy that would provide an additional level of control.

In my Letter of August 19, 2001 to Joseph Cicero, you can see how the disclosure regarding the "MOU" seems to change over time. There are many other instances that I can cite which clearly demonstrate how a prudent investor would raise questions. I would be happy to provide you with the details if you desire. Many of these center around related party transactions.

Furthermore proposals similar to mine have been included in proxy statements of many Corporations.

At this time, I would respectfully request that you deny the Company's request to exclude the Proposal and allow my Proposal to be presented to the Shareholders.

Sincerely,

John F. Maas
enclosures

JOHN F. MAAS
32 OVER RIDGE COURT APT.2032
BALTIMORE, MD 21210
410.377.6229
FAX 410.377.6230
E MAIL jomaas@worldnet.att.net

April 17, 2000

Board of Directors
First Mariner Bancorp
1801 South Clinton Street
Baltimore, Maryland 21224-5825

Dear Sirs/Madam

I have recently received my copy of the Annual Report. After reviewing the document, I have several comments and questions.

I have been a customer and shareholder of the Bank for a number of years. As a customer, I have been very pleased with the service of the Bank. The staffs at the branches that I have utilized have, without exception, been pleasant and efficient. I have no regrets in shifting my banking to First Mariner.

As a shareholder, I take a different view of the Bank. It should come as no surprise that I am less than pleased with the Bank's performance. After reviewing the Annual Report, the Proxy and the 10K, I am even more uncomfortable with the direction of the Bank. Part of my concern may be a result of my naivete. I do not believe in making rash judgement, so I would like to point out specific areas of concern with the hope that the Board would address them.

To begin with, as a shareholder, I look to the value of the stock for a return on my investment. That is the only measure that has any meaning. Therefore any actions taken by the Bank which do not enhance the value of the stock, are not in the interest of shareholders. This is a clearly different perspective from that of a customer. With that in mind, I believe that it is important for the Board to examine the overall mission of the Bank.

I was drawn to invest in the Bank by the fact that the Bank promoted that it was not a large, impersonal financial institution. Over the past few years, I have started to ask myself if that really is important to the public. More and more, I am coming to believe that the majority of consumers really don't care about personal service. What they are looking for is the nearest ATM. The continued growth of the Internet, especially as it relates to financial products, does not bode well for traditional community Banks. I think that it is very important for the Board to examine where the future of the Bank lies. This examination must be done in context of the future direction of the financial community and not in the context of "what was comfortable" in the past. I don't know if growth by opening more and more branches is they way to go.

Regarding specific questions about the financial reports, I would appreciate your comments on the following: [references are to page numbers in the annual report]

Noninterest Expense [1]

The increase in Noninterest Expense exceeded the increase in Net Interest Income. The gap between these two items has increased from prior years. I would have thought that the gap would narrow as the Bank grew and the expenses were allocated over a larger volume. I noticed that there is a decline however in the Interest Rate Spread [13]. As a result even though the loan volume is increasing the revenue is not. It is somewhat akin to buying something at $1.00 and selling it for $0.95 and hoping that you make it up on the volume.

I would think that this could be critical in the future if the Bank were hoping to continue the current growth path. In order to grow, there needs to be sufficient capital in order to support the growth. Expense control is therefore critical.

Leverage Strategy [11]

The description of the leverage strategy is not quite clear to me. When describing the funding of the asset growth, it states that deposit increase of $95446m and the borrowings increase of $108827m were the source of the funding. I am unable to see these amounts reflected in the balance sheet. It appears that the deposit increase is the actual increase but the borrowings increase is not the increase but rather the average borrowings.

What is more perplexing and, if I understand it correctly, of particular concern is the description of the strategy. As I understand it the Bank has borrowed money in order to reinvest it with the hope of earning a higher return on the investment. Clearly this strategy has not produced the desired result.

With the change in interest rates, it appears that the Bank suffered a significant loss in the value of the investments. It looks like a loss of more then $10,000,000 before tax benefit. Given that the market capitalization of the Bank is $19,000,000 I would say that this is significant.

I realize that this loss is an unrealized loss, however it does have an impact. In that capital is reduced, the ability of the Bank to grow is impaired. The overall strategy seems to be more in the way of a gamble rather than a conservative investment normally associated with a Bank. Normally, when you engage in a transaction such as this, you want to hedge the transaction in order to minimize any adverse effect. Hedging is a sophisticated transaction and I am not sure that the Bank has the expertise to hedge such a transaction.

The strategy also triggers in my mind memories of Executive Life, Baldwin United, Old Court and Bank of Maryland. I would hope that the Board has carefully reviewed the strategy and also clearly understood the potential risks associated with it. My personnel feeling is that the Bank is not of sufficient size to engage in the strategy described in the annual report. My view of the banking industry is fairly simplistic. A bank brings in money at "x%" and lends it out at " x% + y%. Keeping expenses less than "y%" makes profit. It also is imperative that the difference between x and y is sufficient to cover expenses and make a profit. The strategy described, adds additional risk to the equation and the impact can be seen in the financial results.

I am also puzzled by the decrease in the Return on Average Equity. As noted, the loss is an unrealized loss but for accounting purposes it is reflected in the

Stockholders Equity. This being the case it seems to me that since you are reducing Stockholders Equity, you would be increasing the Return on Equity. But this does not seem to be the case.

The strategy employed also seems to contradict statements made in the annual report. In the report [19] the statement is made "...loans are expected to produce higher yields than investment securities and other interest-earning assets" If this is the case, why did the Bank enter into the "leverage strategy". Also on page 12, it clearly states that the leverage strategy is the cause of the reduction in the "Spread".

A close examination of Table 1 [13] indicates the Yield on Mortgage- Backed securities is 6.69% and the Rate on Other Borrowed Funds is 5.41% thus indicating a spread of 1.28%. The Spread between Loans and Deposits is 4.09%. Something doesn't seem right. 30% of the Bank's Earning Assets produce a spread of 1.28%. This portion of the assets has been rising over the past year and as a result the overall spread is falling. To add insult to injury, the actual Market Value of the assets has dropped and as already noted this has resulted in a reduction in Capital.

Table 2 [15] describes the Bank's asset and liability management policy which is to attempt to optimize interest margins. This is very discomforting and I assume that I am missing something that I would hope you could explain. As I read it, the Bank has entered into a strategy which has resulted in a reduction of the Spread" and generated a substantial unrealized loss which has had an adverse impact on the capital position.

<u>Leases [44]</u>

Note 6 of the annual report is not very clear. In reading the note. I am under the impression that the Bank pays Mars $37,000 a year for space in each of the stores. In reviewing the 10K this is not exactly true. The Bank is paying each store that amount of rent. There also are inconsistencies about the amount of the rent in the Annual report, the Proxy and the 10K.

Without benefit of the 10K, I would not have seen the actual rent paid. When I looked at the 10K, I was somewhat startled by the actual rent. On a square foot basis, the rent paid to Mars runs between $54.00 and $132.00. I am not a real estate expert, but that seems a bit expensive.

<u>Loan Loss Reserve</u>

The Provision for Loan losses and the related Allowance raises several questions.

For years, many public companies have engaged in a practice, which is commonly referred to, as "Earnings Management." I, on the other hand, call it manipulation. In the case of banks, the loan loss provision is one area particularly ripe for manipulation. The significant reduction in the provision caused me to take a further look at the Loan Loss Provision.

The Bank's Allowance is significantly below that of other banks. Mercantile's is 2.19% of loans; Columbia Bank and Carrolton Bank are approximately 1.34%. Loans grew by 35% yet the Allowance grew by only 24%. The mix of loans from year to year is fairly constant. So I would have suspected that the Allowance as a % of loans would be fairly consistent from year to year but this is not the case.

I am also somewhat unsure about the accounting for loans and the Allowance. As I understand it the Allowance is a valuation account. The loans are evaluated and then management determines the appropriate Allowance. A charge or credit is made to the expense is made to bring the Allowance to the proper balance. In the Analysis of Loan Quality [22], there was a significant increase in nonaccrual loans. In fact, these loans exceed the Allowance. Are these loans included in the Loans on the Balance Sheet and if so how are they reflected in the Allowance.

The Loan Quality Analysis also contains what appears to be the justification for the significant change in the loan loss provision and allowance. As I read it the change in loan mix is the reason. While I can certainly understand the logic of this, I find it difficult to understand how a 6% change in mix can account for the significant reduction in the provision.

I am sure you can understand my concern. If the Allowance were equal to the average of the prior 4 years percentage there would be a $665,000 charge to income. If you looked at the provisions of other banks, this would be even more dramatic.

As an aside, there appears to be a typo on Page 20 of the Annual Report.

Capital Resources

At the present time, the Bank is clearly within the capital requirements of Federal Regulations. The trend however is not in the right direction. As I have previously noted, this could have a significant adverse impact on the Bank's ability to grow. How is the Bank going to carry out its current strategy if growth is inhibited? I think all would agree that this is not the time to raise capital. The markets are not conducive to it.

Taxes

Footnote 11 [50] contains a statement which I don't understand. It states ' ...Bancorp will not generate sufficient taxable income to realize the deferred tax asset in the amount of $107,000 relating to this state net operating loss." Isn't this in essence saying that future income is limited?

Insurance

The prospectus states that there is a key man life insurance policy in the amount of $10,000,000. The premium for this is not disclosed. The following can sum up my reaction to this: " *Graveyards are filled with irreplaceable people". I find it very* hard for any Publicly Traded company in a commodity type business to justify such an expense. I would venture to say that the premium is in excess of $30,000.

Directors and Officers

The Directors are the representatives of all the shareholders. They are duty bound to guide the Bank in a way that is in the best interest of all the shareholders. Over the past few years, there seems to be a significant turnover in Directors. While some of these are understandable, I am a bit puzzled by others.

In looking back over previous reports, I noticed that some Directors, who have a substantial equity interest in the Bank, are no longer Directors. It appears that they still have their stock and I was wondering what the reason was for their departure from the Board.

I think that it is very important that the Board of any public company be comprised predominately of outside directors. In reviewing the list of Directors, I see that there are quite a few that are what I would call insiders. In addition, several directors have very little financial interest in the Bank.

In reviewing the list of Officers, I noticed that there does not appear to be a CFO or for that matter a controller. In prior reports, Kevin Healy was listed as CFO. It seems to me that this is a critical position. In light of the previous comments, this is a bit unnerving.

Comparative Performance

Clearly, it is important to evaluate performance in relation to others within the industry. There may be factors, which are effecting the industry as a whole and are beyond the control of an individual institution. The Performance Graph in the proxy clearly shows that the Bank's performance has been less than stellar.

I looked at the results of several other local institutions and compared their performance

	ROE	PE	P/BV
First Mariner	3.29%	21.63	.74
Columbia Bancorp	13.38%	7.87	1.02
Harbor Federal	7.06%	12.43	.93
Mercantile	16.22%	13.19	2.09
BCSB	3.15%	29.05	.95
Leeds	7.25%	13.83	.99
Carrollton	9.20%	13.68	1.24

As you can see, First Mariner is clearly an under performer. Most of the above statistics represent the markets view of the Bank. This brings me back to the point I made earlier about the overall direction of the Bank. It seems that the market may be telling us that they don't value the direction taken. While I don't know what the answer is, I think it is important that the Board take a hard look at the strategy for the future.

The comparative results also indicate that other institutions are doing something right. It is always helpful to examine practices of other companies to see if they might be doing something better. The concept of "Best Practices" is one that I believe all Companies should employ. Good ideas, method, practices etc. are not the exclusive domain of any one organization.

When reviewing the results of other Banks, I found that there were striking differences in the Interest Rate Spread and in the Allowance for Loan Losses. First Mariners' spread is significantly less than others and the Allowance as a percentage of loans is also less. I have touched on these issues previously. I can't emphasis enough how uncomfortable I am with these items. I hope that if I am missing something you will set me straight.

I would appreciate any comments you have or any information you could provide in order to clarify the questions I have. Once again, I want to let you know that, as a customer, I am very pleased with the Bank. As a shareholder, I have many concerns and have been disappointed in the results.

Sincerely,

JOHN F. MAAS
32 OVER RIDGE COURT APT.2032
BALTIMORE, MD 21210
410.377.6229
FAX 410.377.6230
E MAIL jomaas@worldnet.att.net

May 7, 2001

Board of Directors
C/o Joseph A. Cicero, President
First Mariner Bancorp
1801 South Clinton Street
Baltimore, Maryland 21224-5825

Dear Sirs/Madams

The results of the vote on the Shareholder Proposal indicate that there are more than a few shareholders that have concerns regarding the governance policies of the Bank. Over 400,000 votes were cast in favor of the proposal with no proxy solicitation on my part.

Last year, I sent a letter to the Bank with several questions. The Bank set up a meeting to go over the questions with me. This meeting was scheduled for a time after the Annual Meeting. Within hours of the Annual Meeting, I received a phone call from a Bank officer abruptly canceling the meeting with me. Apparently, because I had the audacity to ask a question at the Annual Meeting.

At the time, I started developing a feeling that something was not quite right at the Bank. Since the 2000 Annual Meeting, many things took place which have caused me to wonder if the Bank and the Directors are conducting themselves in a manner commensurate with the standards normally associated with a public corporation regulated by the SEC and NASD. I wonder if the Directors understand that they are to act in the best interest of a majority of the shareholders, not the majority shareholder. Further I have concerns about the Bank's performance.

As many of you may be aware, at the 2001 Annual Meeting, I once again tried to get answers to questions. I would have preferred not to do so in the public forum of the Annual Meeting. I did not pursue a private meeting based on the fact that the Chairman had canceled such a meeting in the prior year. After asking several questions, I agreed to meet with Bank officers and go over my questions. I was shocked and embarrassed by the way I was treated by some at that meeting. I would like to point out the President and CFO were very professional and I appreciate their answers to the questions which I was able to ask in a very short period of time. However, as a result of various disclosures, non-disclosures, various other actions and the performance of the Bank, I have been left with the impression that proper controls are not being followed. Specifically, consider the following:

- Footnote 14 in the 2000 Annual Report
- Footnote 6 in the 2000 Annual Report
- Related Party disclosure on page 12 of 2001 proxy
- There are twelve former directors of the Bank. This turnover seems very high considering the fact that there are three-year terms and the Bank is five years old.
- The Bank no longer includes ratification of the Auditors in the proxy. This is in stark contrast to prior years.

- January 9, 2001 article in Wall Street Journal
- December 8, 2000 article in the Baltimore Business Journal
- Disclosure in Federal Reserve H-2 2/5/2000
- September 17, 2000 article in the Baltimore Sun
- Bank's performance against the performance of 304 banks of similar size.
- Deteriorating Regulatory Capital Ratios as disclosed on Page 15 of 2000 10-K
- Footnote 4 in the 2000 Annual Report
- Page 6 Section 16(a) disclosure 2001 proxy
- Page 7 Section 16(a) disclosure 2000 proxy
- Failure to address concerns raised in April 17, 2000 letter
- Agreement with FDIC, Federal Reserve and State Regulators.
- Issuance of stock in December 2000

The Directors are elected by the shareholders to make certain that the management performs in the best interest of the Shareholders. This means all the Shareholders. I am concerned that the Bank's board may have lost sight of its role. A recent report issued by the SEC and NASD provides excellent insight on the role of the Board.

> **"...The attitude of the modern board ...recognizes that the board must perform active and independent oversight to be, as the law requires, a fiduciary for those who invest in the corporation. Board membership is no longer just a reward for "making it" in corporate America; being a director today requires the appropriate attitude and capabilities, and it demands time and attention. The measure of the board, then, is not simply whether it fulfills its "legal" requirements but, more importantly, the board's attitude and how it puts into practice its awareness and understanding of its responsibilities. Is the board simply going through the motions, or has it demonstrated awareness of its important role by having some form of independent leadership that can act without relying only on management's initiative? Has the board established guidelines or operational procedures for its own functioning? Do the independent directors meet alone periodically to evaluate management and company performance and strategy? Does the board engage in individual director and full board evaluation? From self-generated measures such as these, one can infer that the board is aware, independent, professional and well governing, or at least is endeavoring to be distinct from management. In essence, these signs show that a board is moving from being passive to active....**
>
> **Good governance promotes relationships of accountability among the primary corporate participants to enhance corporate performance. It holds management accountable to the board and the board accountable to shareholders. In this paradigm, the board is in place to ensure that management is working in the best interests of the corporation and its shareholders -- by working to enhance corporate economic value.**
>
> **A key element of board oversight is working with management to achieve corporate legal and ethical compliance. Such oversight includes ensuring that quality accounting policies, internal controls, and independent and objective outside auditors are in place to deter fraud, anticipate financial risks and promote accurate, high quality and timely disclosure of financial and other material information to the board, to the public markets, and to shareholders.**

A significant body of literature concerning corporate governance has evolved over the past two decades guiding boards in their composition Good governance dictates that the board be comprised of individuals with certain personal characteristics, such as a recognition of the importance of the board's tasks, integrity, a sense of accountability, a history of achievement, and the ability to ask tough questions. Directors also should possess certain core competencies -- such as financial literacy, experience with organizations, leadership, and strategic thinking. Directors must have a significant degree of commitment to the company and its board such that they have adequate time for meeting preparation, near perfect meeting attendance, and ongoing education as to the company's business and environment and topical issues. As a whole, the board should have individual directors who contribute special expertise relevant to the company... Most importantly, the board overall should consist of a majority of independent directors.

The rationale supporting the call for a majority of independent directors on a board of directors is that independence is critical to ensuring that the board fulfills its objective oversight role and holds management accountable to shareholders. In addition, common sense dictates that a director without any financial, family, or other material personal ties to management is more likely to be able to evaluate objectively the propriety of management's accounting, internal control and reporting practices..."

When one reviews the actions of Bank Management and Directors in the context of the above, I think it is safe to say that my concerns are justified. Many of the problems that need to be addressed have their roots in the Governance Policies of the Bank. At the present time, the Bank appears to be paying lip service to the basic principles of sound corporate governance.

At this time, I would hope that the Members of the Board would take the time to consider the points I have made not only in this letter but also the letter I sent last year. I would urge the Board to consider taking action to strengthen the Governance Policy of the Bank. I recommend that the Board consider taking steps to declassify the Board. Even though the proposal did not pass, I think that the Board can see that it is something that a large number of shareholders support. In fact the Bank agrees that a staggered board could have a negative impact on shareholder value. In filings with the SEC the Bank made the following statement:

"...Although these provisions do not preclude a takeover, they may have the effect of discouraging a future takeover attempt which would not be approved by the company's board of directors, but pursuant to which stockholders might receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction might not have the opportunity to do so. Such provisions will also render the removal of the company's board of directors and of management more difficult, and therefore may serve to perpetuate current management. Further such provisions could potentially adversely affect the market price of the common stock,"

To further strengthen Board oversight, I have also submitted a proposal to be included in next year's proxy. I am requesting that the Board considers the proposal that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent, outside director, elected by the directors. The supporting statement of the proposal outline several reasons for this. In regards to this proposal, I will be requesting the names and addresses of the stockholders. I will formally submit the request for this information later in the year.

As noted above, the report issued by the SEC and NASD provide very clear guidance on what is expected of a Board of Directors. There is one phrase in the report that summarizes the main tenant of an effective Board. The Board "**at least is endeavoring to be distinct from management.**"

As a shareholder, it is my intention to take an active approach to seeing that the sound policies are put in place and actually practiced. To this end I would like to further suggest that the Bank examine practices of other corporations with a long-standing commitment to building long-term shareholder value with an emphasis on corporate governance. In addition to the annual election of directors and separation of the roles of Chairman and CEO, some of the policies in place at these Companies are:

- All Board committees are composed exclusively of independent directors.
- Directors are compensated largely in equity securities to align their interests with those of shareholders.
- The Board annually reviews and updates its corporate governance standards that govern the selection of Board candidates, director compensation, Board evaluation, executive succession planning, Board retirement policies, and shareholder rights.
- The Chief Executive Officer shall be the only member who is an executive officer except during a transition of the Chief Executive Officer.
- The Board meets periodically in executive session without the Chief Executive Officer.
- Board members will evaluate the effectiveness of the full Board annually
- Board members will retire at age 70

Sincerely,

John Maas

JOHN F. MAAS
32 OVER RIDGE COURT APT.2032
BALTIMORE, MD 21210
410.377.6229
FAX 410.377.6230
E MAIL jomaas@worldnet.att.net

By certified mail

May 17, 2001

Board of Directors
C/o Mr. Eugene A. Friedman, Secretary
First Mariner Bancorp
1801 S. Clinton Street
Baltimore, Maryland 21224

In my letter of May 7,2000 to the Board, I outlined various concerns that I had. I think it is fair to say that most of these revolve around the role of the Board of Directors as representative of the shareholders and how critical it is that the Board remain independent from management. You can imagine my concern when I read an article in the Daily Record that contained among other things the following quotes,

> "And that property up the street is a perfect location for *me* [emphasis added] to put a retail bank branch..."
>
> "I spend almost all of my time here at the bank. The real estate is associated with the bank in a lot of respects."

I would hope that the you understand the implications of these remarks and if not I believe that it would be advisable to review the qualities of a director as outlined by the Blue Ribbon Panel of the SEC and the NASD.

At this time, I would like to request a copy of the agreement that the Bank executed with the various regulators. This is the agreement referred to in the Notes to the Financial Statements.

Sincerely,

John F. Maas

JOHN F. MAAS CCE, CWPC
2221 KAITLYN COURT
PRINCETON JUNCTION
WEST WINDSOR , NJ 08550
609.799.7564
E MAIL jomaas@worldnet.att.net or
jmaas@Princeton.EDU

August 19, 2001

Mr. Joseph A. Cicero
President, COO
First Mariner Bancorp
1801 S. Clinton Street
Baltimore, Maryland 21224

Dear Mr. Cicero,

I have not received a response to my prior letters to both you and the Board of Directors. I was quite surprised when I saw the 10Q and the Registration Statement that have recently been filed. It is apparent that management has provided misleading and what might even be false information. Just be examining the various disclosures that have been made in various Regulatory Filings, I think you will be hard pressed to say otherwise. I would venture to say that if you put ten or twelve people in a room and showed them the statements made by the Bank, they to would agree with me. Consider the following progression of disclosures.

2000 ANNUAL REPORT

> The Company and the Bank have agreed with the Federal Reserve Bank of Richmond, the FDIC, and the State Banking Commissioner to submit plans to improve earnings and maintain capital levels commensurate with the growth plans of the Company and the Bank. The Company will comply with the Federal Reserve Policy dated November 14, 1985 concerning the payment of cash dividends and will not incur additional debt at the holding company level without Federal Reserve approval. Management believes that these agreements do not restrict or impede the Bank's ability to conduct normal banking and business transactions. Management is committed to complying with the provisions of the agreement.

10Q FILLED 5/15/01

> The Company and the Bank have agreed with the Federal Reserve Bank of Richmond, the FDIC, and the State Banking Commissioner to submit plans to improve earnings and maintain capital levels commensurate with the growth plans of the Company and the Bank. The Company will comply with the Federal Reserve Policy dated November 14, 1985 concerning the payment of cash dividends and will not incur additional debt at the holding company level without Federal Reserve approval. Management believes that these agreements do not restrict or impede

the Bank's ability to conduct normal banking and business transactions. Management is committed to complying with the provisions of the agreement.

10Q FILED 8/14/01

The Bank is operating under a memorandum of understanding with the FDIC and the Maryland Commissioner of Financial Regulation ("Maryland Commissioner") that generally directs the Bank's board of directors to analyze and review our growth strategy and access to capital, including their impact on the Bank's earnings, to improve our operating performance and internal controls, and to monitor transactions with affiliates. Additionally, the Company is operating under a memorandum of understanding with the Federal Reserve Bank of Richmond ("FRBR") in which our board of directors agrees not to incur additional debt at the parent level without prior FRBR approval, to ensure that our dividend policy complies with the November 14, 1985 policy statement issued by the Board of Governors of the Federal Reserve System ("FRB") regarding the payment of dividends that is applicable to all bank holding companies, to conserve cash, to monitor transactions with affiliates, to reduce interest rate risk, and to develop a capital plan.

REGISTRATION STATEMENT FILED 8/17/01

The Bank is operating under a memorandum of understanding with the FDIC and the Maryland Commissioner of Financial Regulation ("Maryland Commissioner") that generally directs the Bank's board of directors to analyze and review our growth strategy and access to capital, including their impact on the Bank's earnings, to improve our operating performance and internal controls, and to monitor transactions with affiliates. Additionally, the Company is operating under a memorandum of understanding with the Federal Reserve Bank of Richmond ("FRBR") in which our board of directors agrees not to incur additional debt at the parent level without prior FRBR approval, to ensure that our dividend policy complies with the November 14, 1985 policy statement issued by the Board of Governors of the Federal Reserve System ("FRB") regarding the payment of dividends that is applicable to all bank holding companies, to conserve cash, to monitor transactions with affiliates, to reduce interest rate risk, and to develop a capital plan. These memoranda ("Revised Memoranda") replace the more comprehensive memoranda of understanding that we entered into with these regulators during the last fiscal year. See "Regulation and Supervision--Memoranda of Understanding" and "Risk Factors--Our Ability to Pay Cash Dividends is Limited." Our failure to comply with the Revised Memoranda may result in regulatory actions, including, but not limited to, the imposition of written agreements, cease and desist orders, or the takeover of the Bank or the Company by regulators.

As you recall, I have repeatedly requested information regarding the MOU. The Bank has been very evasive. It is apparent that my concerns are well founded. The actions of the Board and Management in issuing stock at a substantial discount to book value and the newly disclosed employment agreements coupled with what I suspect to be considerable concern on the part of Regulators about related party transactions lead me to conclude that any attempts to have the Bank address my

concerns are fruitless. As a shareholder, I believe that I must now pursue other avenues available to me.

Sincerely,

John F. Maas

BY FAX

JOHN F. MAAS
32 OVER RIDGE COURT APT.2032
BALTIMORE, MD 21210
410.377.6229
FAX 410.377.6230
E MAIL jomaas@worldnet.att.net

July 18, 2001

Mr. Joseph A. Cicero
President, COO
First Mariner Bancorp
1801 S. Clinton Street
Baltimore, Maryland 21224

Dear Mr. Cicero,

I saw the article in the Sun and the press release and was happy to see that earnings were improving. After reading the information several questions came to mind. I am sure that because of my naivete when it comes to banking operations that many of the questions may seem rather simple or a result of my misreading the numbers, but I would hope that you could provide some guidance so that I might better understand the Bank's performance.

1. Interest income increased 3.38% from the first quarter and interest expense decreased by 7.60% over the same period. It would appear that the rate cuts over the period have had a significant impact on earnings. In the future, how susceptible is the Bank to an increase in rates?

2. I assume that the increase in loans is being funded primarily through increases in deposits. With rates paid on deposits coming down, how susceptible is the Bank to a movement of these deposits to alternative investments by customers seeking a higher return?

3. Mortgage Loan Production is up 30% from the first quarter yet Gain on Sale of Loans is down 19% and other Mortgage Revenue is down 18%. Does this mean that the mortgage business is under pricing pressure? It seems that the more mortgage business increases the less money you make. Am I misreading the data?

4. The various Capital Ratios have declined from the first quarter. Does this mean that the Bank is approaching capacity from a capital

perspective? Does the Bank need more capital to continue to grow? Is the Bank taking any steps to increase capital?

5. The Sun article seems to imply that the Peerce's settlement will have an impact on earnings in the future. Is that the case or has the Peerce's loan been accounted for in the past?

6. Non Interest Expenses are growing at a faster rate than Interest Income between the first and the second quarter. I was under the impression that expenses would be slowing since in the past, the Chairman has stated that the infrastructure development has been completed. The expense increase can be attributed to Salaries and Other Expenses. Why the increase in Salaries and what is in the Other Expense category?

7. The Sun article indicates that "federal banking regulators made the company agree to a memorandum of understanding." This is a bit different than the disclosure that the Bank made in its annual report. Could you send me a copy of the MOU? The article also states that the MOU requires a plan to raise capital. I assume that the year end stock issue was part of the plan. However, in light of the continued decline in the capital ratios are other plans in the works?

8. In the MOU were any, what I believe are called REG.O issues discussed?

9. I am having a hard time understanding how the capital ratios can decrease when at the same time earnings and book value are increasing. Am I wrong in assuming that it works the same way as margin loans and thus at some point, even though assets are increasing, required equity levels are dropping?

10. Deposits and Loans grew at about 1% between quarters. This is a much slower rate than indicated in the press release. The release compared current quarter to prior year quarter. Does this indicate that the growth is slowing? Does this have anything to do with the decreased capital ratios that I noted previously?

I want to thank you in advance for your help. Keep up the good effort.

Sincerely,

John F. Maas

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Mariner Bancorp
Incoming letter dated January 11, 2002

The proposal requests that the board of directors adopt a policy that the Chairman of the Board and the Chief Executive Officer be two different individuals and that the Chairman be an independent, outside director elected by the directors.

We are unable to concur in your view that First Mariner may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the statement that begins "The primary purpose . . ." and ends ". . . of the CEO" as the proponent's opinion;
- delete the phrase "performance of FMB and" from the statement that begins "This is particularly . . ." and ends ". . . the current Chairman/CEO";
- recast the statement that begins "A clear delineation . . ." and ends ". . . shareholders at FMB" as the proponent's opinion;
- provide factual support for the statement that begins "Corporate governance experts . . ." and ends ". . . her own performance" in the form of a citation to a specific source;
- revise the statement that begins "The NASD Blue . . ." and ends ". . . responding to crises" to accurately reflect that the report was issued by the National Association of Corporate Directors;
- recast the statement that begins "Separating the positions . . ." and ends ". . . leadership at FMB" as the proponent's opinion;.
- provide factual support for the statement that begins "Many institutional investors . . ." and ends ". . . oversight of management" in the form of a citation to a specific source;
- provide factual support for the statement that begins "For example, CalPERS . . ." and ends ". . . interact with management" in the form of a citation to a specific source;

- revise the statement that begins "Academicians' studies indicate . . ." and ends ". . . serves as chairman" to provide an accurate citation to a specific source; and

- provide factual support for the statement that begins "The Harvard Business School . . ." and ends ". . . executive educational course" in the form of an accurate citation to a specific source.

Accordingly, unless the proponent provides First Mariner with a supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if First Mariner omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that First Mariner may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that First Mariner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

There appears to be some basis for your view that First Mariner may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting. It appears however that the defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides First Mariner with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if First Mariner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor